

Energy for Life

FLORIDA PUBLIC
UTILITIES

2007 Annual Report, Notice of 2008 Annual Meeting & Proxy Statement

LETTER TO SHAREHOLDERS

Our earnings for 2007 were $3.3 million, or $.54 per share, certainly respectable when taking into consideration several adverse challenges. The major challenges were unseasonably mild weather and unusually high liability claims and losses. In addition, our business was affected by the slowing economy, a declining housing industry and a strengthening focus on energy conservation.

Although we experienced continuing customer growth in 2007, unit sales of natural gas and electricity were lower by 3% and .3%, respectively, as compared with 2006. Mild weather in 2007 contributed to a reduction of the heating needs of our customers. Coincidently, the decline in the economy caused our commercial customers, particularly those involved in manufacturing materials and equipment for the housing industry, to reduce production and thereby decrease their energy usage. As a result, earnings from our natural gas and electric segments were approximately $.18 per share lower than we projected.

During 2007, we were burdened by exceptionally high general liability claims and settlements. The frequency of claims was appreciably higher than we have experienced historically, resulting in increased liability expenses of $796,000, or $.08 per share. I believe we will experience a significant decrease in liability expenses for 2008 based upon the current number of active claims.

In August 2007 we filed a petition with the Florida Public Service Commission (FPSC) requesting an increase in electric rates to improve our rate of return and counteract increasing costs in the electric segment. In October 2007 the FPSC granted us an annual interim rate increase of $800,000. Aside from normal inflationary increases in expenses, we are also requesting recovery of the costs to implement a FPSC-mandated storm hardening program. "Storm hardening" is a term that refers to efforts made by utilities to strengthen and improve the integrity of power delivery systems and to thereby minimize the damage caused by hurricanes. We anticipate final resolution of our request for increased rates by May 2008.

We are continually searching for ways to reduce expenses, become more efficient and improve customer service. Our employees' determination to improve profitability resulted in greater income in our propane and merchandise and jobbing segments. Operating income in these segments increased by $500,000, or $.05 per share as compared with 2006. This is a commendable accomplishment in the current economic environment.

Our growth strategy remains focused on growing our core businesses by seeking opportunities to partner with developers and builders by offering them the advantages of natural gas and propane in their developments. Despite the current sluggish housing market, we added 1,076 new natural gas and propane customers in 2007, as compared with 2,437 in 2006. In 2007 our marketing teams entered into discussions with local government and community leaders to consider forming special tax districts to provide incentives for the installation of natural gas in existing communities. We are hopeful that we will begin to reap the reward of these initiatives in 2008.

In 2007, we completed construction of a natural gas system to serve the City of Sanford's Wastewater Treatment Plant. The plant will use approximately 450,000 therms per year. Construction on the natural gas facilities to serve an asphalt plant in our South Florida Division is scheduled to begin in 2008 and is projected to use approximately 360,000 therms annually. Additionally, we purchased land to relocate our South Florida Operations Center to enable us to more efficiently serve our customers.

Improving customer retention has been a strategic goal of ours since 2001. The primary reason customers discontinue their natural gas service is that over time the number of natural gas appliances in their homes is reduced until it makes economic sense to replace the remaining gas appliance with an electric appliance. As I reported in the 2001 Letter to Shareholders, a cornerstone of our growth strategy was to decrease customer loss through retention programs. In 2002 we developed our "Good Cents" program to assist in improving customer retention. Since then we have modified the program, having developed new methods based upon our marketplace experience, and branded it "Energy for Life". We realize there is no quick remedy to this problem and the improvement requires our continuing focus and effort. We are pleased to report in 2007 we reduced our customer loss percentage to 0.5%, exceeding our goal of 1%.

We recognize the important role our Company has in conserving our natural resources and the preservation of the environment. We are embracing what is known as the "green movement" by adopting strategies that educate our employees, our customers and our community leaders as to the efficient use of energy and the positive impact on the environment. We provide developers, builders and sub-contractors with the methods necessary to achieve green certification for the residential and commercial buildings they construct. Through education about energy conservation and the adoption of green principles, we are forging a common bond of environmental stewardship.

I am pleased to report our Board of Directors has increased the annual dividend for the eleventh consecutive year. The current annual dividend of $.45 per share is an increase of almost 5% as compared with the previous dividend.

In summary, 2007 was a challenging and demanding year for our management team and employees. We prepared a rate case filing for our electric segment, we strived to reduce costs and we remained focused on customer service and customer retention. I am proud of our management team and employees and I thank them for their efforts and commitment to Florida Public Utilities during the past year.

I appreciate your investment and confidence in our Company.

Jack English

ANNUAL REPORT

PART I

Item 1. Business

General

Florida Public Utilities Company (FPU) was incorporated on March 6, 1924 and reincorporated on April 29, 1925 under the 1925 Florida Corporation Law. We provide natural gas, electricity and propane gas to residential, commercial and industrial customers in Florida. We do not produce energy and are not a generating utility. Our regulated segments sell natural gas and electricity to approximately 83,000 customers and our unregulated segment sells propane gas through a wholly owned subsidiary, Flo-Gas Corporation, to approximately 13,000 customers. We also sell merchandise and other service-related products on a limited basis as a complement to the natural and propane gas segments.

Our three primary business segments are aligned with our products and are natural gas, electric and propane gas. The Florida Public Service Commission (FPSC) regulates the natural gas and electric segments. We operate through four divisions based on geographic areas:

(1). South Florida Division - provides natural and propane gas to customers in West Palm Beach, Palm Beach Gardens, North Palm Beach, Jupiter, Riviera Beach, Palm Beach, Lake Worth, Royal Palm Beach, Wellington, Boynton Beach, Delray Beach, Boca Raton, Lauderdale Lakes, Deerfield Beach, Stuart, Palm City and other areas near these cities.

(2) Central Florida Division - provides natural and propane gas to customers in Sanford, Deland, Deltona, DeBary, Orange City, Lake Mary, Winter Springs, New Smyrna Beach, Edgewater, Longwood, Port Orange and other areas near these cities. Our previous West Florida Division, which provides propane gas to customers in Dunnellon, Inglis, Crystal River, Inverness, Brooksville and other areas near these cities, has been consolidated with our Central Florida Division.

(3) Northwest Florida Division - provides electricity to customers in Marianna, Bristol, Altha, Cottondale, Malone, Alford and other areas near these cities.

(4) Northeast Florida Division - provides electricity and propane gas to customers in Fernandina Beach, Jacksonville, Callahan, Yulee and other areas near these cities.

Business Environment

The historic growth that has fueled strong demand for natural and propane gas over the last decade has slowed with the slowdown in the new construction housing market and the economy in general. However, interest is growing among those who wish to use natural and propane gas as an environmentally friendly, alternative energy source that is a very reliable source of energy in the event of a power outage. During 2007, the price of natural gas remained stable as no adverse conditions existed to effect pricing. The cost of propane gas increased primarily in response to the unprecedented increase in the price of crude oil.

Historically, our sales in the electric segment have not been impacted by increasing electric costs due to long-term favorable fixed price contracts for purchasing electricity. However, our long-term contracts concluded at the end of 2006 for our Northeast division and at the end of 2007 for our Northwest division. We now have new contracts in place with pricing much closer to current market prices. Our electric selling prices, as a result of these increased fuel costs, significantly increased. Although this does not directly impact our income from operations as increased fuel costs are passed through to the customer, this may decrease the volume of electricity sold, thereby decreasing income from operations.

Business Segments

We are organized in three operating and reporting segments: natural gas, electric and propane gas. We are also involved in limited merchandise sales and other services in our natural gas and propane gas areas to complement these segments. For information concerning revenues, operating income and identifiable assets of each of our segments, see Note 13 in Notes to Consolidated Financial Statements.

Natural Gas

Natural gas is primarily composed of methane, which is a colorless, odorless fuel that burns cleaner than many other traditional fossil fuels. Odorant is added to enable easy detection of a gas leak.

We provide natural gas to customers in our South and Central Florida divisions. The vast majority of the natural gas we distribute is purchased in the Gulf Coast region, both onshore and offshore.

We use Florida Gas Transmission (FGT) to transport our natural gas supplies through their pipeline into peninsular Florida. FGT is under the jurisdiction of the Federal Energy Regulatory Commission (FERC). We use gas marketers and producers to procure all gas supplies for our markets. We use Florida City Gas, Indiantown Gas Company and TECO Peoples Gas to provide wholesale gas sales services in areas distant from our interconnections with FGT. We pass all fuel costs on to our customers. We also transport natural gas for customers who purchase their own gas supplies and arrange for pipeline transportation. Our operating results are not adversely affected if our customers purchase gas from third parties because we do not profit on the fuel portion of sales.

Our natural gas revenues are affected by the rates charged to customers, supply costs for natural gas, economic conditions in our service areas and weather. Although the FPSC permits us to pass through to customers the increase in price for our gas costs, higher rates may cause customers to purchase less natural gas.

Our current portfolio of natural gas customers is reasonably diverse, with the largest customer using natural gas for the generation of electricity. We are not dependent on any single natural gas customer for over ten percent of our total natural gas revenues.

Electric

We provide electricity to our customers in our Northwest and Northeast Florida divisions. Wholesale electricity is purchased from two suppliers: Gulf Power Company and JEA (formerly Jacksonville Electric Authority).

During 2006 we completed negotiations with JEA and executed final contracts for the supply of electricity in our Northeast division beginning January 1, 2007 and our Northwest division from Gulf Power Company beginning in January 1, 2008. The rates charged to our customers significantly increased when the new contracts became effective in 2007 and 2008 because the prices are closer to market price. We are unable to estimate what impact higher rates could have on electric consumption in the future, but electricity usage could decrease.
The Northwest and Northeast divisions experience a variety of weather patterns. Hot summers and cold winters produce year-round electric sales that normally do not have highly seasonal fluctuations. None of the electric segment's customers represent more than ten percent of our total electric revenues.

The electric utility industry has not been deregulated in the state of Florida. All customers within a given service or franchise area purchase from a single electricity provider in that area.

Propane Gas

We provide propane gas to customers in our Northeast, Central and South Florida divisions and can purchase our propane gas supply from several different wholesale companies. Propane gas supply into Florida comes from a diverse assortment of delivery methods such as waterborne barge transports that deliver to port terminals in Tampa and Ft. Lauderdale, and the Dixie Pipeline. Railcar and tractor trailer transport the gas to our storage facilities. We believe that the propane gas supply infrastructure is adequate to meet the needs of the industry in Florida.

Strategy

Our strategy is to leverage our expertise in the natural gas, electric and propane gas distribution business to assist us in consistently meeting our customer's expectations. Our core focus is to build mutually beneficial relationships with builders, developers and customers with high-energy usage requirements. Included in our strategy is a plan to enhance our future success by expanding our service territory into new areas with high growth potential.

Competition

We do not face substantial competition in our electric divisions. This is because no other competitor can currently provide electricity in our areas due to FPSC regulations and territorial agreements between utilities. In addition, natural gas as an alternative fuel is only available in a small area in our electric divisions. Although our natural gas segment operates with the same types of guidelines, there is competition from electric utilities. Normally each home will have electricity as a base fuel and natural gas as an alternative source of energy used for cooking and heating. Electricity competes with natural gas, in large part based on the cost of fuel. Our propane gas segment is unregulated and faces competition from other suppliers of propane gas as well as electricity and alternative energy sources. Competition in the propane gas segment is primarily based on price and service.

Rates and Regulation

The natural gas and electric segments are highly regulated by the FPSC. The FPSC has the authority to regulate our rates, conditions of service, issuance of securities and certain other matters affecting our natural gas and electric operations. As a result, FPSC regulation has a significant effect on our results of operations. The FPSC approves rates that are intended to permit a specified rate of return on investment and recovery of prudent expenses. Our rate tariffs allow the cost of natural gas and electricity to be passed through to customers. Increases in the operating expenses of the regulated segments may require us to request increases in the rates charged to our customers. The FPSC has granted us the flexibility of automatically passing on increased expenses for certain fuel costs to customers. Other operational expenses, such as pension and medical expenses require us to petition the FPSC for rate increases. The FPSC is likely to grant rate increases to offset increased expenditures necessary for business operations. We successfully petitioned for an electric rate increase on March 17, 2004 and a natural gas rate increase on November 18, 2004. We are currently seeking additional electric rate relief in 2008 to recover increased costs including the recent storm preparedness requirements, which were mandated to improve reliability of electric utility systems.

We are subject to federal and state regulation with respect to soil, groundwater, employee health and safety matters and to environmental regulations issued by the Florida Department of Environmental Protection (FDEP), the United States Environmental Protection Agency (EPA) and other federal and state agencies.

Prior to the widespread availability of natural gas, we manufactured gas for sale to our customers. We have also purchased land from companies that at one time manufactured gas. The process for manufacturing gas produced by-products and residuals such as coal tar. The remnants of these residuals are sometimes found at former gas manufacturing sites. These sites face environmental regulation from various agencies including the FDEP and EPA on necessary cleanup and restoration. For information on our environmentally impacted sites, please see Item 3, Legal Proceedings.

Franchises

We hold franchises in each of the incorporated municipalities that require franchise agreements in order to provide natural gas and electricity. Generally, these franchises have terms ranging from 10 to 30 years and terminate on varying dates. We are currently in negotiations for franchises with certain municipalities for new service areas along with renewing some existing franchises. We continue to provide services to these municipalities and do not anticipate any interruption in our service.

Employees

As of February 1, 2008, we employed 356 employees, including 10 part-time and 5 temporary employees. Of these employees, 174 were covered under union contracts with two labor unions, the Internal Brotherhood of Electric Workers and the International Chemical Workers Union. We believe that our labor relations with employees are good.

Available Information

We file periodic reports including our Form 10-Qs, Form 10-Ks and Form 8-Ks with the Securities and Exchange Commission (SEC). Copies of recent SEC filings as well as our Code of Ethics Policy can be obtained through our website (http://www.fpuc.com).

Item 1A. Risk Factors

A substantial portion of our revenues and, to a large extent, our profitability, depends upon rates determined by the FPSC.

FPSC regulates many aspects of our natural gas and electric operating segments, including the retail rates that we may charge customers for natural gas and electric service. Our retail rates are set by the FPSC using a cost-of-service approach that takes into account our historical operating expenses, our fixed obligations and recovery of our capital investments, including potentially stranded obligations. Using this approach, the FPSC sets rates at a level calculated to recover such costs, adjusted to reflect known and measurable changes, plus a permitted return on investment. Any rate adjustments to recover increased costs or to otherwise improve our profitability must be obtained through a petition, or rate case, filed with the FPSC. The rates permitted by the FPSC will determine a substantial portion of our revenues and may have a material impact on our consolidated earnings, cash flows and financial position, as well as our ability to maintain our common stock dividend or to increase our dividends in the future.

Some of our natural gas and electric service costs may not be fully recovered through retail rates.

Our natural gas and electric service retail rates, once established by the FPSC, remain fixed until changed in a subsequent rate case. We may at any time elect to file a rate case to request a change in our rates or intervening parties may request that the FPSC review our rates for possible adjustment, subject to any limitations that may have been ordered by the FPSC. Earnings could be reduced if our operating costs increase more than our revenues during the period between rate cases. In addition, even if we decide to file a rate case, our request for a rate adjustment may be rejected. Third parties to a rate case or the FPSC staff may contend that our current rates are excessive and petition for a decrease in rates. A petition for rate increase by us could be denied on that or another basis.

Our business segments are sensitive to variations in weather.

Our segments are affected by variations in general weather conditions and unusually severe weather. We forecast energy sales on the basis of normal weather and on historical average. Significant variations from normal weather could have a material impact on energy sales. Unusual weather, such as hurricanes, could also adversely affect operating costs and sales.

Our natural gas and propane gas customers use gas primarily for heating purposes. As a result, our natural gas and propane gas sales peak in the winter and are more weather sensitive than electricity sales, which can peak in both summer and winter periods. Mild winter weather in Florida can be expected to negatively impact results from our natural gas, electric and propane gas operations. Severe weather conditions could also interrupt or slow down service and increase the operating costs of any of our segments.

We operate in an increasingly competitive industry, which may affect our future earnings.

Natural Gas

The natural gas distribution industry has been subject to competitive forces for several years. We receive our supply of natural gas at thirteen city gate stations connected to an interstate pipeline system owned by FGT, one gate station connected to an intrastate pipeline owned by Florida City Gas Company, one meter connected to the Indiantown Gas Company distribution system in Indiantown, Florida, and one meter connected to the TECO Peoples Gas distribution system in Ocala, Florida. Gulfstream Natural Gas System currently serves peninsular Florida with interstate natural gas transmission service; however, we cannot predict if this system will be extended to other areas near our existing facilities and how it could affect our natural gas operations.

Electric

The U.S. electric power industry has been undergoing restructuring in many areas. There is competition in wholesale power sales on a national level. Some states have mandated or encouraged competition at the retail level. While there is active wholesale competition in Florida, the retail electric business has remained substantially free from direct competition. Changes in the competitive environment caused by legislation, regulation, market conditions or initiatives of other electric power providers, particularly with respect to retail competition, could adversely affect our financial condition and results of operations. To the extent competitive pressures increase and the pricing and sale of electricity assumes more of the characteristics of a commodity business, the economics of our electric operating segment could change. In addition, regulatory changes may increase access to electricity transmission grids by utility and non-utility purchasers and sellers of electricity, thus potentially resulting in a significant number of additional competitors.

Propane Gas

Our propane gas business is our only non-regulated business segment. Because it is not regulated, we face significant competition. Our propane gas business competes directly with other distributors of propane gas, and other sources of energy including natural gas and electric. If we cannot compete effectively in the propane gas business, whether on the basis of price, customer service, alternative energy sources or otherwise, it would have a material adverse effect on our financial condition and results of operations.

Our business could be adversely affected if our supply of natural gas is interrupted.

FGT's pipeline system transports all of our natural gas. FGT is owned by Citrus Corporation, which is jointly owned by Cross Country Energy Corporation and El Paso Corporation. Our ability to receive a normal supply of natural gas could adversely affect earnings if there is an interruption in FGT's service.

General economic conditions may adversely affect our segments.

Our segments are affected by general economic conditions. The consumption of the energy we supply is directly tied to the economy. A downturn in the economy in our local areas of operations, as well as on the state, national and international levels, could adversely affect the performance of our segments. Changes in political climate, including terrorist activities, could further negatively impact our performance. If tourism is down, then the demand for the energy we supply is reduced.

Commodity price changes may affect the operating costs and competitive position of our segments.

Our segments are sensitive to changes in coal, gas, oil and other commodity prices. If we are unable to increase the rates we charge to customers to reflect increases in these commodity prices, our margins and earnings will be lowered. If increased prices for any of these commodities persist for substantial periods, our competitive position could be adversely affected by customers who switch to cheaper energy sources. Further, natural gas prices have been increasingly volatile and, accordingly, the earnings from our natural gas operations are increasingly difficult to predict. Recent increases in oil prices may have an adverse impact on the Company's earnings.

We could incur material expenses as a result of our obligations to comply with existing and new environmental laws and regulations.

We are subject to environmental regulations in connection with the ongoing conduct of our business and to civil and criminal liability for failure to comply with these regulations. In addition, new environmental laws and regulations, or new interpretations of existing laws and regulations, affecting our operations or facilities may be adopted which may cause us to incur additional expenses.

We are subject to federal and state legislation with respect to soil, groundwater, employee health and safety matters and to environmental regulations issued by the FDEP, the EPA and other federal and state agencies. We may incur material future expenditures in order to comply with the environmental laws and regulations.

We rely on a limited number of natural gas and electric suppliers, the loss of which could materially adversely affect our financial condition and results of operations.

Two pipeline suppliers under several contracts expiring at various dates through 2023, transport our natural gas to us. These contracts have provisions which allow us to extend the terms ranging from 2020 to 2032. Our electric services are provided by two suppliers under contracts which expire in 2017. If we were to lose any of these contracts we might not be able to replace the corresponding energy source on acceptable terms, if at all. In addition, in the event of the expiration of the contracts, we might not be able to renew them on favorable terms, if at all. As a result, the loss of any of these suppliers, the termination of any of these supply contracts, or the non-renewal of any of these supply contracts before or upon their expiration could have material adverse effects on our financial condition and results of operations.

New supply contracts could result in substantial increases to our prices, and could materially adversely affect our financial condition and results of operations.

We have two pipeline suppliers for natural gas and two electric suppliers under contract for supply through various dates in the future.

The recent renewal of the electricity supply contracts resulted in the cost of electricity increasing significantly over historic prices. Extensions or renewals of our natural gas contracts could result in the cost of natural gas increasing. Although these increases are currently passed through to our customers, they could have a significant impact on our customers' usage. If recovery of fuel costs was denied by the FPSC in the future, it would have a significant impact on our earnings and our financial condition.

Fluctuation in prices under long-term purchase and transportation commitments may have an adverse effect on our financial condition and results of operations.

To ensure a reliable supply of electricity and natural gas at competitive prices, we have entered into purchase and transportation contracts with various suppliers and producers, which expire at various dates through 2023. Purchase prices under these contracts are determined by formulas either based on market prices or at fixed prices.

As of December 31, 2007, we have firm purchase and transportation commitments adequate to supply our expected sales requirements for electricity with contracts that will expire in 2017. Our contract in the Northeast division of the electric segment began January 1, 2007 and expires on December 31, 2017, and our contract with a supplier for the Northwest division began January 1, 2008 and expires on December 31, 2017.

Our natural gas pipeline transportation contracts expire in parts in 2010, 2015 and 2023. We are committed to pay demand or similar fixed charges monthly through 2023 related to the natural gas pipeline transportation agreements. Significant fluctuation in prices under these long-term purchase and transportation commitments may have a material adverse effect on our financial condition and results of operations.

Problems with operations could materially adversely impact us.

We are subject to various operational risks, including accidents, outages, equipment breakdowns or failures, or operations below expected levels of performance or efficiency. Problems such as the breakdown or failure of transmission lines, pipelines or other equipment or processes and interruptions in service which would result in performance below affected levels of output or efficiency, particularly if extending for prolonged periods of time, would have a material adverse effect on our financial condition and results of operations.

We are vulnerable to interest rate changes and may not have access to capital at favorable rates, if at all.

Changes in interest rates can affect our cost of borrowing on our line of credit, on refinancing of debt maturities and on incremental borrowing to fund new investments. Because our stock is not widely held and has a low trading volume, we may not be able to access the equity market or may be limited in the amount of equity financing. If we are unable to obtain equity or debt financing on satisfactory terms, our ability to fund capital expenditures and other commitments will be impaired. Moreover, even if available, the capital may not be available on favorable terms and the cost of such financing could reduce our margins and materially adversely affect our results of operations.

Failure to effectively and efficiently manage our growth, as well as changes in our business strategies, could have a negative impact on our performance.

An essential part of our business strategy is to grow our businesses. Much of our growth depends on our ability to find attractive development opportunities and to obtain the necessary financing for them. Our outlook is based on our expectation that we will be successful in finding and capitalizing on development opportunities, but our efforts may not be successful. Our failure to effectively and efficiently manage our growth, as well as changes in our business strategies, may have a material adverse effect on our financial condition and results of operations. If we grow our business with acquisitions there is a risk the acquisition will not have a positive effect on our financial condition.

Our ability to pay dividends on our common stock is limited.

We cannot guarantee that we will continue to pay dividends at our current annual dividend rate or at all. In particular, our ability to pay or increase dividends in the future will depend upon, among other things, our future earnings, our cash requirements and our debt covenants.

Provisions in our certificate of reincorporation, certain agreements, and the Florida Business Corporation Act may inhibit a takeover, which could adversely affect the value of our common stock.

Our certificate of reincorporation as well as provisions of the Florida Business Corporation Act (FBCA), contain provisions that could delay or prevent a change of control in our management that shareholders might consider favorable and may prevent them from receiving a takeover premium for their shares.

Our certificate of reincorporation contains provisions that make it more difficult to obtain control of our company through transactions which have not received the approval of our board of directors. These provisions include supermajority voting requirements for certain transactions with affiliated persons, staggering the terms of the members of our board of directors, and certain procedural requirements relating to shareholder meetings and amendments to our certificate of reincorporation or bylaws.

In addition, Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. Subject to certain exceptions, the "Control Share Acquisitions" section of the FBCA generally provides that shares acquired in excess of certain specified thresholds, beginning at 20% of a corporation's outstanding voting shares, will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested shareholders.

The "Affiliated Transactions" section of the FBCA generally requires majority approval by disinterested directors or supermajority approval by disinterested shareholders of certain specified transactions (such as mergers, consolidations, sales of assets, issuance or transfer of shares or reclassifications of securities) between a corporation and a holder of more than 10% of the outstanding shares of the corporation, or any affiliate of such shareholder.

We have agreements with our three executive officers that provide for significant payments to those executives upon a change in control under certain circumstances. The existence of these contracts may make an acquisition of our company less attractive to a possible buyer. Finally, our pension plan contains provisions that upon a change in control an acquirer will be limited in changing the pension plan for a period of time without incurring additional pension expenses for enhanced benefits to pension participants.

Conflict or turmoil in oil producing countries could impact future prices for commodities including natural gas, propane gas and electricity, and increases in these prices could materially affect our financial condition and results of operations.

Worldwide turmoil could cause the cost of crude oil and its associated products to rise on concerns of the conflicts interfering with the production of crude oil. If these conflicts are large, escalate or spread, the increase to the cost of all fuel-related commodities could be substantial. These increases could materially adversely affect our financial condition and results of operations.

If conservation costs incurred are determined not to be appropriate for recovery through conservation programs and rates, these costs would directly impact our net operating income and could significantly decrease our earnings.

The Company participates in energy conservation programs to provide incentives to customers to conserve energy. Costs for these programs are passed directly through to our regulated customers and are recovered through conservation rates. These programs and costs are reviewed and approved by the Florida Public Service Commission on an annual basis. There can be no assurance the FPSC will continue to approve our recovery of those costs and this could have an adverse effect on our operations.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

We have natural gas, electric and propane gas related properties. These properties include transmission, distribution, storage and general facilities at various locations in our service areas. We do not have generating facilities. We maintain property that is adequate for our current operations and we expand our existing facilities as required by growth or other operational needs.

We own natural gas mains that distribute gas through 1,611 miles of pipe located in Central and South Florida. Additionally, we have adequate gate stations to handle receipt of the gas in each distribution system.

In the electric segment, we own 22 miles of electric transmission lines located in Northeast Florida and 1,092 miles of electric distribution lines located in Northeast and Northwest Florida. The distribution lines are installed both under and above ground and many of the coastal locations have under ground facilities. All transmission lines are installed above ground. Additionally, we own various substations and regulator stations that are used in our electric operations.

Our propane gas segment has bulk storage facilities and tank installations on customers' premises. We also have 16 community gas systems that distribute propane gas to customers in specific developments. These systems are subject to the Federal Department of Transportation Office of Pipeline Safety Regulations.

We own office and warehouse facilities in Northwest, Northeast, Central, and South Florida, which are used for our operations and storage of materials. We also have various easements and other assets located throughout our service areas that are utilized by our operations.

We own a three-story building in West Palm Beach where our corporate headquarters are located.

All of our property is subject to a lien collateralizing our funded indebtedness under our Mortgage Indenture as discussed in Note 1-J in Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings

We use or have used several properties with contamination that have pending or threatened environmental litigation. We are in the process of investigating and assessing this litigation. We intend to vigorously defend our rights in this litigation. We have insurance and rate relief to cover losses or expenses incurred as a result of this litigation. We believe all future contamination assessment and remedial costs, legal fees and other related expenses would not exceed the combined sum of any insurance proceeds received and any rate relief granted.

West Palm Beach Site

The Company is currently evaluating remedial options to respond to environmental impacts to soil and groundwater at and in the immediate vicinity of a parcel of property owned by it in West Palm Beach, Florida upon which the Company previously operated a gasification plant. The Company entered into a Consent Order with the FDEP effective April 8, 1991, that requires the Company to delineate the extent of soil and groundwater impacts associated with the prior operation of the gasification plant and to remediate such soil and groundwater impacts, if necessary. The Company completed field investigations for the contamination assessment task in October 2006. Thereafter, the Company retained an engineering consultant, the RETEC Group, Inc. (RETEC), to perform a feasibility study to evaluate appropriate remedies for the site to respond to the reported soil and groundwater impacts. On November 30, 2006, RETEC transmitted a feasibility study to the Company and FDEP. The feasibility study evaluated a wide range of remedial alternatives. The total costs for the remedies evaluated in the feasibility study ranged from a low of $2.8 million to a high of $54.6 million. Based on the likely acceptability of proven remedial technologies described in the feasibility study and implemented at similar sites, consulting/remediation costs are projected to range from $4.6 million to $17.9 million. This range of costs covers such remedies as in situ solidification for the deeper impacts, excavation of surficial soils, installation of a barrier wall with a permeable biotreatment zone, or some combination of these remedies.

By letter dated May 7, 2007, FDEP provided its comments to the feasibility study, the substance of which was discussed at a meeting between the Company and FDEP on September 14, 2007. A response to the comments was submitted by the Company to FDEP on October 31, 2007. We are currently awaiting FDEP's comments to the response.

Based on the information provided in the feasibility study, the remaining legal fees are currently projected to be approximately $295,000. Consulting and remediation costs are projected to range from $4.6 million to $17.9 million. Thus, the Company's total probable legal and cleanup costs for the West Palm Beach site are currently projected to range from $4.9 million to $18.2 million.

Sanford Site

The Company owns a parcel of property located in Sanford, Florida, upon which a gasification plant was operated prior to the Company's acquisition of the property. Following discovery of soil and groundwater impacts on the property, the Company has participated with four former owners and operators of the gasification plant in the funding of numerous investigations of the extent of the impacts and the identification of an appropriate remedy. On or about March 25, 1998, the Company executed an Administrative Order on Consent (AOC) with the four former owners and operators (collectively, the Group) and the EPA. This AOC obligated the Group to implement a Remedial Investigation/Feasibility Study (RI/FS) and to pay EPA's past and future oversight costs. The Group also entered into a Participation Agreement and an Escrow Agreement on or about April 13, 1998 (WFS Participation Agreement). Work under the RI/FS AOC and RI/FS Participation Agreement is now complete and the Company has no further obligations under either agreement.

In late September 2006, EPA sent a Special Notice Letter to the Company, notifying it, and the other responsible parties at the site (Florida Power Corporation, Florida Power & Light Company, Atlanta Gas Light Company, and the City of Sanford, Florida, collectively with FPUC, "the Sanford Group"), of EPA's selection of a final remedy for OU1 (soils), OU2 (groundwater), and OU3 (sediments) for the site. The total estimated remediation costs for the Sanford gasification plant site are now projected to be $12.9 million. The Sanford Group was further advised that EPA was willing to negotiate a consent decree with the Sanford Group to provide for the implementation of the final remedy approved by EPA for the site.

In January 2007, the Company and other members of the Sanford Group signed a Third Participation Agreement, which provides for funding the final remedy approved by EPA for the site. The Company's share of remediation costs under the Third Participation Agreement is set at a maximum of $650,000, providing the total cost of the final remedy does not exceed $13 million. At present, it is not anticipated that the total cost will exceed $13 million. If it does, the Sanford Group members have agreed to negotiate in good faith at such time that it appears that the total cost will exceed $13 million for the allocation of the additional cost. The Company has advised the other members of the Sanford Group that the Company is unwilling at this time to agree to pay any sum in excess of the $650,000 committed by the Company in the Third Participation Agreement.

On June 26, 2007, the Sanford Group transmitted to EPA a Consent Decree signed by all Group Members, providing for the implementation by the Sanford Group of the remedy selected by EPA for the site. The consent decree is currently being circulated within EPA and the United States Department of Justice for execution by those parties. Thereafter, the consent decree will be lodged with the federal court in Orlando, Florida. Following a public comment period, it is anticipated that the federal court will enter the consent decree. The Sanford Group will then be obligated to implement the remedy approved by EPA for the site.

Remaining legal fees/costs are currently projected to be approximately $77,000. The Company's obligation under the Third Participation Agreement is $650,000. Thus, the Company's total probable legal and cleanup costs for the Sanford site are currently projected to be approximately $727,000.

Pensacola Site

We are the prior owner/operator of the former Pensacola gasification plant, located in Pensacola, Florida. Following notification on October 5, 1990 that FDEP had determined that we were one of several responsible parties for any environmental impacts associated with the former gasification plant site, we entered into cost sharing agreements with three other responsible parties providing for the funding of certain contamination assessment activities at the site.

Consulting and remediation costs are projected to be $26,000 and legal fees are projected to be $4,000, for total probable costs for the Pensacola site of $30,000.

Key West Site

From 1927-1938, we owned and operated a gasification plant in Key West, Florida. The plant discontinued operations in the late 1940s; the property on which the plant was located is currently used for a propane gas distribution business. In March 1993, a Preliminary Contamination Assessment Report (PCAR) was prepared by a consultant jointly retained by the current site owner and the Company and was delivered to FDEP. The PCAR reported that very limited soil and groundwater impacts were present at the site. By letter dated December 20, 1993, FDEP notified us that the site did not warrant further "CERCLA consideration and a Site Evaluation Accomplished disposition is recommended." FDEP then referred the matter to its Marathon office for consideration of whether additional work would be required by FDEP's district office under Florida law.

Consulting and remediation costs are projected to be $83,000 and legal fees are projected to be $10,000, for total probable costs for the Key West site of $93,000.

Item 4. Submission of Matters to a Vote of Security Holders

None

Executive Officers of the Registrant

The following sets forth certain information about the executive officers of the Company as of February 17, 2008.

Name	Age	Position	Date
John T. English	64	Chairman of the Board	2006 - Present
		Chief Executive Officer	1998 - Present
		President	1997 - Present
		Chief Operating Officer	1997 - 2000
Charles L. Stein	58	Chief Operating Officer	2001 - Present
		Senior Vice President	1997 - Present
George M. Bachman	48	Corporate Secretary	2004 - Present
		Chief Financial Officer	2001 - Present
		Treasurer	2001 – Present

Mr. English was Senior Vice President of the Company from 1993 preceding his appointment as President and Chief Operating Officer.

Mr. Stein was Vice President of the Company from 1993 preceding his appointment as Senior Vice President.

Mr. Bachman was Controller of the Company from 1996 preceding his appointment as Chief Financial Officer and Treasurer.

Each of these executive officers has an employment agreement dated March 31, 2006 with a term through March 30, 2009, which can be renewed by the Board prior to the expiration of the agreement subject to earlier resignation or removal. There are no family relationships among any of the executive officers and directors of the Company.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Quarterly Stock Prices and Dividends Paid

Our common shares are traded on the American Stock Exchange under the symbol FPU. The quarterly dividends declared and the reported last sale price range per share of our common stock as reported by the American Stock Exchange for the most recent two years were as follows:

	2007			2006		
	Stock Prices		Dividends	Stock Prices		Dividends
Quarter ended	Low	High	Declared	Low	High	Declared
March 31	$11.90	$13.50	$0.1075	$13.25	$14.50	$0.1033
June 30	11.01	12.91	0.1125	11.86	14.40	0.1075
September 30	11.15	12.49	0.1125	12.61	14.42	0.1075
December 31	11.24	12.83	0.1125	13.10	14.05	0.1075

As of February 5, 2008, there were approximately 3,985 holders of record of our common shares.

We intend to pay quarterly cash dividends for the foreseeable future. Our dividend policy is reviewed on an ongoing basis by our Board of Directors and is dependent upon future earnings, cash flow, financial condition, capital requirements and other factors. Our Fifteenth Supplemental Indenture of Mortgage and Deed of Trust restricts the amount that is available for cash dividends. At December 31, 2007, approximately $9.6 million of retained earnings were free of such restriction and available for the payment of dividends.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

Plan Category	Number of Securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	41,623*
Equity compensation plans not approved by security holders	-
Total	41,623

* This includes 17,564 shares for the Non-Employee Director Compensation Plan. This plan was adopted by the Board of Directors on March 18, 2005 and was approved at the 2005 meeting of shareholders. This also includes 24,059 shares for the Employee Stock Purchase Plan.

Item 6. Selected Financial Data

(Dollars in thousands, except per share data)

Years Ended December 31,	2007	2006	2005	2004(3)	2003 (1)(3)
Revenues (2)	$ 136,542	$ 134,781	$ 130,285	$ 110,131	$ 102,822
Gross profit (2)	$ 48,721	$ 48,810	$ 47,481	$ 40,781	$ 37,832
Earnings:					
Continuing operations	$ 3,301	$ 4,169	$ 4,248	$ 3,594	$ 2,522
Discontinued operations (1)	-	-	-	-	9,901
Net income	$ 3,301	$ 4,169	$ 4,248	$ 3,594	$ 12,423
Earnings per common share (basic and diluted):					
Continuing operations	$ 0.54	$ 0.69	$ 0.71	$ 0.60	$ 0.43
Discontinued operations (1)	-	-	-	-	1.69
Total	$ 0.54	$ 0.69	$ 0.71	$ 0.60	$ 2.12
Dividends declared per common share	$ 0.45	$ 0.43	$ 0.41	$ 0.40	$ 0.39
Total assets (2)	$ 192,344	$ 181,234	$ 182,666	$ 170,503	$ 160,944
Utility plant – net	$ 138,372	$ 129,211	$ 123,061	$ 117,191	$ 107,942
Current debt	$ 12,531	$ 3,466	$ 9,558	$ 5,825	$ 2,278
Long-term debt	$ 49,363	$ 50,702	$ 50,620	$ 50,538	$ 50,454
Common shareholders' equity	$ 48,946	$ 47,572	$ 45,503	$ 43,213	$ 41,463

Note to the Selected Financial Data:

(1) On December 3, 2002, FPU entered into an agreement to sell the assets of its water utility system to the City of Fernandina Beach. The transaction closed on March 27, 2003. Revenues, Gross profit and Utility plant-net do not include discontinued operations.

(2) Prior period amounts have been reclassified to conform to current year presentation.

(3) On July 25, 2005 a three-for-two stock split in the form of a stock dividend was issued to the shareholders of record on July 15, 2005. All common share information has been restated to reflect the stock split for all periods presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

RESULTS OF OPERATIONS

General

The effects of seasonal weather conditions, timing of rate increases, fluctuations in demand due to the cost of fuel passed on to customers, and the migration of winter residents and tourists to Florida during the winter season, have a significant impact on income.

Revenues and Gross Profit Summary

The FPSC allows us to bill and include in our revenue the costs of fuel, conservation, and revenue-based taxes, incurred in our natural gas and electric segments. Revenues collected for these expenses have no effect on results of operations and fluctuations could distort the relationship of revenues between periods. Gross profit is defined as gross operating revenues less fuel, conservation and revenue-based taxes that are passed directly through to customers. Because gross profit eliminates these cost recovery revenues, we believe it provides a more meaningful basis for evaluating utility revenues. The following summary compares gross profit, units sold, and average customers for the past three years. Units sold are shown in one thousand Dekatherm (MDth) for gas and Megawatt Hour (MWH) for electric.

Revenues and Gross Profit
(Dollars in thousands)

	Years Ended December 31,		
	2007	2006	2005
Natural Gas			
Revenues	$64,850	$71,139	$69,094
Cost of fuel and other pass through costs	38,251	43,909	42,815
Gross Profit	$26,599	$27,230	$26,279
Units sold: (MDth)	6,042	6,230	6,224
Customers (average for the period)	51,589	51,211	50,246
Electric			
Revenues	$55,521	$48,527	$47,450
Cost of fuel and other pass through costs	41,142	34,259	33,352
Gross Profit	$14,379	$14,268	$14,098
Units sold: (MWH)	810,604	849,124	814,353
Customers (average for the period)	31,074	30,635	30,244
Propane Gas			
Revenues	$16,171	$15,115	$13,741
Cost of fuel	8,428	7,803	6,637
Gross Profit	$ 7,743	$7,312	$7,104
Units sold: (MDth)	597	621	640
Customers (average for the period)	13,140	13,048	12,375
Consolidated			
Revenues	$136,542	$134,781	$130,285
Cost of fuel and other pass through costs	87,821	85,971	82,804
Gross Profit	$ 48,721	$ 48,810	$ 47,481
Customers (average for the period)	95,803	94,894	92,865

Natural Gas

Natural gas revenues decreased $6.3 million, or 9% in 2007 over 2006. As the cost of natural gas continued to decline, the revenue to recover the fuel costs, which are passed through to customers, decreased by $5.7 million. Our gross profit, which excludes expenses directly passed through to customers, decreased by $631,000 or 2%. Although customer growth was up in 2007 compared to 2006, we experienced a 3% decrease in units sold primarily due to milder weather.

Natural gas revenues increased $2.0 million, or 3% in 2006 over 2005 primarily due to increased revenue collected for taxes passed directly through to customers. A change in legislation regarding the calculation of Gross Receipts tax became effective January 1, 2006, and along with an increase to overall revenues, increased these taxes paid by our customers by approximately $500,000. Franchise fee revenues also increased by approximately $500,000 due to increased rates and area expansion.

Natural gas gross profit increased $951,000, or 4% in 2006 over 2005. We had higher revenue and gross profit in 2006 compared to 2005 primarily due to billed revenue not exceeding the FPSC allowable earnings as much as in the prior year. In 2006, we reduced billed revenues and gross profit by our estimate of over-earnings of $72,000 for the year. Our estimate for 2005 was recorded at $700,000 in 2005 and we reduced that estimate in 2006 by $50,000 to $650,000. The combined effect of this was to increase our revenues and gross profit over the prior year by approximately $678,000. Other factors contributing to the increase in revenues and gross profit were 2% customer growth and storm surcharge revenues, which became effective November 2005. The revenues and gross profit increases were slightly offset by the loss of approximately $100,000 of revenue from two customers who went off-line for several months to do maintenance work.

Electric

Electric revenues increased $7.0 million or 14% in 2007 over 2006. Cost of fuel and other costs that were passed through to customers contributed to $6.9 million of the increase as a result of the new fuel contracts effective January 1, 2007 in our Northeast division. Gross profit, which excludes the fuel and other costs passed through in revenue, was flat compared to 2006. Although the number of customers increased by 1%, there was a marginal decrease in units sold, excluding units sold to industrial customers, as a result of possible conservation measures taken by our customers due to the fuel cost increases.

Electric revenues increased $1.1 million in 2006 over 2005. Cost of fuel and other costs that were passed through to customers contributed approximately $900,000 of the increase. Gross profit increased $170,000 or 1% in 2006 over 2005. The increase in gross profit was primarily due to a slight increase in customer growth and units sold.

Propane Gas

Propane revenues increased $1.1 million, or 7%. Higher fuel costs caused $625,000 of this increase. Gross profit increased $431,000 or 6% in 2007 compared to 2006. We experienced a 4% decrease in units sold to customers due to warmer weather; however, this was offset by increased rates and service fees.

Propane revenues increased $1.4 million, or 10% and gross profit increased $208,000 or 3% in 2006 compared to 2005. Revenues increased primarily due to rising fuel costs. Although customers increased by 5% in 2006, the usage per customer declined by 8% contributing to a decrease of 3% in units sold. Warmer weather was the primary reason for this decrease in usage per customer in 2006 compared to 2005. The increase in gross profit was minimal when compared to 2005 primarily due to pre-buy gains of $383,000 realized in 2005 but not in 2006.

Operating Expenses

Operating expenses include operation, maintenance, depreciation, amortization and taxes other than income taxes, and exclude fuel costs, conservation and taxes based on revenues that are directly passed through to customers and recovered in revenues.

Operating Expenses
(Dollars in thousands)

	Year Ended December 31,		
	2007	2006	2005
Natural gas	$ 21,951	$ 21,112	$ 20,230
Electric	11,726	11,215	10,596
Propane gas	6,223	6,306	6,018
Total Operating Expenses	$ 39,900	$ 38,633	$ 36,844

Natural Gas

Natural gas operating expenses increased $839,000, or 4%, in 2007 as compared with 2006. Administrative expenses accounted for $503,000 of the increase and are discussed in a separate section below. Depreciation expense increased $291,000 due in part to construction of mains and additional meters to distribute gas to new developments in South Florida along with increasing capacity requirements for existing customers. As a result of a new management focus to offset the effects of the construction industry and housing market slowdown, we increased our efforts to provide improved customer service and upgraded our existing meter equipment resulting in an increase of related expenses of $287,000. This increase was offset by a $245,000 reduction in sales expense resulting from the elimination of three sales positions due to cut backs related to the slowdown in the housing market.

Natural gas operating expenses increased $882,000, or 4%, in 2006 as compared with 2005. Outside of the normal inflationary impacts on our expenses, customer account expenses increased by $237,000 as a result of our customer service focus initiated in 2005 based on our strategic plan. We continued the focus on this area and increased the number of employees in an effort to respond more effectively to customers. Bad debt provision increased $49,000 over the prior year primarily due to increasing revenues, aging accounts receivable on several major accounts, and the slowing housing economy. We increased our collection efforts in the fourth quarter of 2006 and continued those efforts in 2007.

In 2006, we had additional increases of $90,000 to sales expense resulting from initiatives to boost sales by increasing sales staff. Depreciation expense increased $137,000 principally due to construction of mains and new meters to distribute gas to a growing number of new developments in South Florida and increasing capacity requirements for existing customers.

Electric

Electric operating expenses increased $511,000, or 5%, in 2007 as compared with 2006. Administrative expenses accounted for $437,000 of the increase and are discussed in a separate section below. Due to a quiet hurricane season this year, we were able to re-direct work efforts and make some operating and safety improvements of our overall electric system, which increased operating expenses by $136,000. As a result of a milder storm season, we experienced a decrease in weather-related maintenance of conduct, lines and poles expenses of $184,000.

Electric operating expenses increased $619,000, or 6%, in 2006 as compared with 2005. As a result of our efforts to inform and educate our electric customers about the expected 2007 and 2008 fuel rate increases in upcoming bills, sales expense increased by $120,000. Customer account expenses increased $106,000 in 2006 over the prior year mainly due to increased bad debt provisions due to higher sales and slower housing economy. Depreciation expense increased $202,000 largely due to major construction work done in the latter part of 2005 and the beginning of 2006. This included the rebuilding of a transmission sub-station, the rebuilding of an entire distribution sub-station with two transformers and the replacement of a failed sub-distribution station transformer.

Propane Gas

Propane gas operating expenses decreased $83,000, or 1%, in 2007 as compared with 2006. The major reason for the decrease was lower selling expenses as a result of a drop in demand from the slowdown of new construction in South Florida. Additionally, the Summer Glen project was converted from a propane system to natural gas in the fourth quarter of 2007 causing all related expenses to shift to our natural gas segment.

Propane gas operating expenses increased $288,000, or 5%, in 2006 as compared with 2005. Depreciation expense increased $99,000 for the addition of plant assets including a propane gas delivery system to increase the efficiency of our deliveries and improve our overall customer satisfaction. Aging accounts receivable, slowing housing economy and increasing revenues contributed to an increase in our bad debt expense over 2005.

Administrative Expenses

Administrative expenses increased $1,005,000, or 11%, in 2007 over 2006. Several unusual claims resulting in settlements were the primary reasons for the $796,000 increase to our liability expenses. These claims were for several general liability suits related to auto, employment and liability issues. In addition, our payroll expenses increased $163,000 as a result of annual pay raises.

Administrative expenses increased $487,000, or 6%, in 2006 over 2005. These expenses generally were related to all of our operating segments. To continue to adequately support our internal and external customers, we increased staffing in our administrative areas. Payroll increases of $322,000 related to an increased number of employees, annual pay raises and normal inflationary impacts. In 2006, we discontinued eligibility to our defined benefit pension plan for new employees and replaced the defined benefit pension plan with a 401K-match plan for new employees. This change will take time to reduce pension expense; we had an increase of $203,000 in our pension expenses in 2006. Medical costs increased $120,000 over 2005.

Total Other Income and Deductions

Other income and deductions include revenues and expenses from sales, installation, and service of merchandise; gains and losses on disposal of property; interest expense; and miscellaneous income and expenses. Merchandise sales and installation and interest expenses are the largest components of this section and are discussed below.

Merchandise and Services Revenue and Expenses

Merchandise and services revenue and expense decreased by $1,145,000 and $1,270,000, respectively, although our overall profit increased $125,000. A lower number of product installations actually improved our profit margin on the installation side of our business. We had less customer owned tank installations and we discontinued generator sales, both are historically less profitable. We continue to face a slowdown in the construction industry and housing market to an even greater degree in 2007, and this along with a quiet hurricane season, dramatically reduced the demand for new merchandise. Management does not anticipate the housing market will rebound in 2008, and expects reduced sales levels to continue.

Although merchandise and services revenue decreased by approximately $268,000 in 2006, the overall profitability in this area increased by $325,000 compared to 2005. This was primarily a result of significant strategic changes made by management. These changes included revising the product markup structure, increasing installation fees and increasing employee training. We experienced a revenue decrease due to lower demand for merchandise as a result of a quiet hurricane season and the slowdown of new construction projects in our areas due to the downturn in the housing market.

Interest Expense

Interest expense consists of interest on bonds, short-term borrowings, over earnings and customer deposits. In 2007, interest expense increased $262,000, including $76,000 interest on our 2005 over-earnings that was approved by the Commission for the natural gas segment and interest on our increased credit line for additional funding of over $3 million to purchase the new site to relocate our South Florida operations facility.

Other

Other non-operating income increased $84,000 compared to the prior year primarily due to income generated from a sale of land at Rainbow Lakes.

Income Taxes

Income tax expense decreased in 2007 by $541,000 over 2006 due to lower taxable income.

Liquidity and Capital Resources

Summary of Primary Sources and Uses of Cash

(Dollars in thousands)

	Year Ended December 31,		
	2007	2006	2005
Sources of Cash:			
Operating activities, including working capital changes	$14,526	$20,090	$10,213
Net proceeds on short-term debt	7,656	-	3,733
Other sources of cash	923	1,179	1,214
Uses of Cash:			
Construction expenditures	16,740	13,116	12,441
Dividends paid	2,681	2,551	2,448
Net payment on short-term debt	-	6,092	-
Other uses of cash	290	121	75
Net source (use) of cash	$ 3,394	$ (611)	$ 196

Cash Flows

Operating Activities

Net cash flow provided by operating activities decreased in 2007 by approximately $5.6 million compared to 2006. We had a $6.4 million decrease related to refunding the prior over-recovery of fuel and other pass through costs.

Net cash flow provided by operating activities increased in 2006 by approximately $10 million compared to 2005. Fuel and other pass through costs accounted for $6.5 million of the increase. This increase resulted from the collection of the prior year's under-recoveries of $3.4 million and over-recoveries of $3.1 million in 2006. Amounts over-recovered are refunded to customers in subsequent calendar years. Lower fuel costs during the latter part of the year in our natural gas segment contributed to a decrease in receivables and increase in cash of $3 million. The lower fuel costs and timing of payments to our major fuel suppliers resulted in a decrease to operating cash of $1 million. Income taxes paid increased by approximately $600,000 primarily due to the tax effect of the collection of prior year's fuel under-recoveries.

Investing Activities

Capital expenditures increased in 2007 compared to 2006 by approximately $3.6 million. The major component of the increase was the purchase of land for approximately $3.5 million for the future site of our South Florida operations facility.

Capital expenditures increased in 2006 compared to 2005 by approximately $700,000. The increase in 2006 included expenditures for transportation equipment in our electric segment for approximately $400,000, vehicles in our natural gas segment above 2005 levels of approximately $600,000, and various other typical capital expenditures. Offsetting total 2006 increases was a $663,000 transformer replacement in 2005.

Financing Activities

Short-term borrowings increased by approximately $7.7 million in 2007. The main reasons for the increase were the purchase of land for our South Florida operations center and the repayment of over-recoveries of fuel costs from prior periods.

Short-term borrowings decreased by $6 million in 2006. Over-recovery of fuel costs provided a large source of cash during 2006 as well as the recovery of the prior year's under-recovery of fuel costs in 2006, reducing the need for short-term borrowings.

Capital Resources

We have a $12 million line of credit with Bank of America, which expires on July 1, 2008. Upon 30 days notice we can increase the line of credit to a maximum of $20 million. The line of credit contains affirmative and negative covenants that, if violated, would give the bank the right to accelerate the due date of the loan to be immediately payable. The covenants include certain financial ratios. All ratios are currently met and management believes we are in full compliance with all covenants and anticipates continued compliance. In March 2008 we amended the 2007 line of credit to increase the maximum credit line to $26 million and to extend the expiration of the line to 2010. See below, "Outlook and Subsequent Events".

We reserve $1 million of the line of credit to cover expenses for any major storm repairs in our electric segment and an additional $250,000 for a letter of credit insuring propane gas facilities. As of December 31, 2007, the amount borrowed on the line of credit was $11.1 million. The line of credit, long-term debt and preferred stock as of December 31, 2007 comprised 56% of total debt and equity capitalization.

Historically we have periodically paid off short-term borrowings under lines of credit using the net proceeds from the sale of long-term debt or equity securities. We continue to review our financing options including increasing our short-term line of credit, issuing equity, or issuing debt. The choice of financing will be dependent on prevailing market conditions, the impact to our financial covenants and the effect on income. The timing of additional funding will be dependent on projected environmental expenditures, building of the South Florida operations facility, pension contributions, and other capital expenditures.

Our 1942 Indenture of Mortgage and Deed of Trust, which is a mortgage on all real and personal property, permits the issuance of additional bonds based upon a calculation of unencumbered net real and personal property. At December 31, 2007, such calculation would permit the issuance of approximately $45.9 million of additional bonds.

On October 25, 2007 we received approval from the FPSC to issue and sell or exchange an additional amount of $45 million in any combination of long-term debt, short-term notes and equity securities and/or to assume liabilities or obligations as guarantor, endorser or surety during calendar year 2008. In the event we choose not to proceed in 2008 with such a financing, we may seek approval from the FPSC in 2008 for any possible financing in 2009.

We have $3.4 million in invested funds for payment of future environmental costs. We expect to use some or all of these funds in 2008.

There is approximately $6.1 million in receivables from the 2003 sale of our water assets, of which an estimated installment of $300,000 is anticipated to be received in 2009. The remaining balance of $5.8 million will be collected in 2010. The present value of this receivable is $5.9 million.

Capital Requirements

Portions of our business are seasonal and dependent upon weather conditions in Florida. This factor affects the sale of electricity and gas and impacts the cash provided by operations. Construction costs also impact cash requirements throughout the year. Cash needs for operations and construction are met partially through short-term borrowings from our line of credit.

Capital expenditures are expected to be lower in 2008 compared to 2007 by approximately $1.5 million because the anticipated $2.0 million for the construction of the building for the new South Florida operations facility in 2008 is lower than the $3.5 million related to the purchase of land for the new South Florida operations facility that occurred in 2007.

Cash requirements will increase significantly in the future due to environmental cleanup costs, sinking fund payments on long-term debt and pension contributions. Environmental cleanup is forecast to require payments of approximately $1.4 million in 2008, with remaining payments, which could total approximately $13.7 million, beginning in 2009. Annual long-term debt sinking fund payments of approximately $1.4 million will begin in 2008 and will continue for eleven years. Based on current projections, we will make a voluntary contribution in our defined benefit pension plan of $250,000 in 2008 for the preceding year and will continue for future years to make contributions as required by the Pension Protection Act funding rules.

Based on our current expectations for 2008 cash needs, including the construction of our South Florida operations facility, we may rely on the increased line of credit or may choose to consider equity or debt financing. The need and timing will depend upon operational requirements, the timing of environmental expenditures, pension contributions and construction expenditures. In addition, if we experience significant environmental expenditures in the next two or three years it is possible we may need to raise additional funds after 2008. We continue to assess the feasibility of refinancing our mortgage bonds. If refinancing is deemed cost effective, we may re-issue a bond for additional principal. Many of our bonds contain prepayment penalties which effectively make refinancing impractical. There can be no assurance, however, that equity or debt transaction financing will be available on favorable terms or at all when we make the decision to proceed with a financing transaction.

Outlook and Subsequent Events

Electric Power Supply Contracts

In our Northeast division, we entered into a new long-term supply agreement that began January 1, 2007 and will expire December 31, 2017. We executed a contract for the provider of electricity in our Northwest division in December 2006 and the contract was approved by the FPSC in July 2007. This contract will be for the purchase of electricity beginning January 1, 2008 and will expire December 31, 2017.

The new supply contracts have resulted in variable rates closer to market, which may cause our customers' bills to double during 2008 over past fixed prices. We are unable to precisely estimate what impact the higher rates could have on electric consumption but we expect there could be as much as a 10% reduction in sales.

Over-earnings and Storm Reserve-Natural Gas Segment

On August 14, 2007 the Commission finalized the disposition of 2005 over-earnings for the natural gas segment of $666,000, plus interest of $76,000.

2005 Natural Gas Over-Earnings Summary
(Dollars in thousands)

	December 31, 2007		
	Before Application of PSC Order	2007 Adjustment	After Application of PSC Order
Current Assets:			
Other regulatory assets-storm reserve current	$ 116	$ (116)	$ 0
Assets:			
Other regulatory assets-storm reserve	13	(13)	0
Capitalization and Liabilities:			
Over-earnings liability	768	(742)	26
Regulatory liability -storm reserve	1,774	613	2,387
Revenues:			
Natural Gas Revenue	64,866	(16)	64,850
Other Income and (Deductions):			
Interest expense on customer deposits and other	(659)	(76)	(735)

The Commission ordered the 2005 over-earnings to be applied against the regulatory asset – storm reserve in our natural gas operations and the storm surcharge collected from customers. The remaining over-earnings was used to fund a storm reserve for future storm costs. The storm reserve for our natural gas division as of December 31, 2007 is approximately $613,000.

We recorded estimated 2006 over-earnings for the natural gas segment of $25,000. Interest accrued on this estimated over-earnings as of December 31, 2007 is $1,300. This liability is included in the over-earnings liability on our balance sheet. The calculations supporting these liabilities are complex and involve a variety of projections and estimates before the ultimate settlement of such obligations. Estimates may be revised as expectations change and factors become known and determinable.

Our 2006 estimates of our over-earnings liabilities could change upon the FPSC finalization of our earnings expected during 2008. The FPSC determines the disposition of over-earnings with alternatives that include refunds to customers, funding storm or environmental reserves, or reducing any depreciation reserve deficiency.

Storm Preparedness Expenses

Regulators continue to focus on hurricane preparedness and storm recovery issues for utility companies. Newly mandated storm preparedness initiatives could impact our operating expenses and capital expenditures in 2008. The current forecast is not expected to exceed additional annual expenditures of approximately $590,000. It is possible that additional regulation and rules will be mandated regarding storm related expenditures over the next several years. We requested that the FPSC allow us to recover the cost of the newly mandated storm preparedness initiatives and to defer these storm-related expenditures until we receive recovery through a rate increase. The recovery of these costs and revisions, if any, of our storm preparedness initiatives will be considered in our upcoming electric rate proceeding in the first quarter of 2008.

Land Purchase

We purchased land for $3.5 million in July 2007 for a new South Florida operations facility. We are in the process of preparing plans for a building on this property and expect to begin construction in 2008.

Summer Glen Conversion

In September we successfully completed the conversion of 491 homes from propane to natural gas within a large gated community in our Central Florida Division. The conversion will allow customers to take advantage of lower natural gas rates and provide the Company with greater customer retention. The community is still in the process of building new homes and when completed will result in 1,000 residential natural gas accounts.

Medical Insurance

We continue to experience increases in our medical insurance costs. Based on negotiations, management expects an increase of approximately 13% or $300,000 in 2008 over 2007.

Electric Base Rate Proceeding

We filed a request with the FPSC in the third quarter of 2007 for a base rate increase in our electric segment. This request includes recovery of increased expenses and capital expenditures since our last rate proceeding in 2004, as well as additional storm-preparedness expenditures as discussed above. Finalization of this request and approval, if any, of an electric base rate increase would not occur until the second quarter of 2008.

Interim rate relief for partial recovery of the increased expenditures was approved by the Commission on October 23, 2007. Interim rates which should produce additional annual revenues of approximately $800,000 went into effect for meter readings on and after November

22, 2007. The permanent rates may differ from the interim rates, and the interim rates are collected subject to refund with interest.

If the Commission approves partial recovery instead of full recovery of the requested rate increase including recovery of increased expenses, return on capital expenditures or our requested cost of common equity, the impact to our 2008 and future net operating income in our electric segments could be lower than anticipated.

Electric Depreciation Study

On January 29, 2008, the Commission approved new electric depreciation rates effective January 1, 2008 that are expected to increase depreciation expense by approximately $300,000 in 2008. Management expects the Commission will approve recovery of this increased depreciation expense in our 2008 electric rate proceeding.

Regulatory Asset/Liability - Retirement Plans

The Company filed a petition with the Florida Public Service Commission in 2008 for approval to defer a portion of our costs associated with FASB 158 in a regulatory asset or liability that would have otherwise been recorded in equity. In February 2008, the FPSC approved deferral of these costs associated with our regulated pension and retiree's medical plan.

Contractual Obligations

Table of Contractual Obligations
(Dollars in thousands)

Payments due by period:	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term Debt Obligations	$52,490	$1,409	$2,818	$2,818	$45,445
Long-term Debt Interest	59,955	3,880	7,349	6,800	41,926
Unrecognized Tax Benefits	268	268	-	-	-
Natural Gas and Propane Gas Purchase Obligations	64,791	41,865	12,548	5,255	5,123
Electric Purchase Obligations	282,800	26,800	53,600	53,600	148,800
Other Purchase Obligations	4,220	1,771	2,356	29	64
Total	$464,524	$75,993	$78,671	$68,502	$241,358

Long-term Debt Obligations

The Long-term debt obligations are principal amounts.

Long-term Debt Interest

The Long-term debt interest represents the interest obligation on our Mortgage Bonds.

FIN 48 Obligations

We performed an assessment of our uncertain tax positions as of December 31, 2007, and recognized a FIN 48 liability for various tax positions relating solely to the timing of various tax deductions. These tax positions relate to the 2004 through 2007 tax years.

Natural Gas and Propane Gas Purchase Obligations

Our Natural Gas Purchase Obligations consist of those contracts necessary to arrange for the purchase of natural gas to meet our demand requirements as well as those contacts necessary to arrange for the interstate and intrastate transport to our gate stations. In addition, our Propane Gas Purchase Obligations consist of those contracts necessary to arrange for the purchase and delivery of propane gas to our storage facilities to meet demand requirements.

Electric Purchase Obligations
During 2006 we completed negotiations and executed final contracts for the supply of electricity in our Northeast division beginning January 1, 2007 and our Northwest division beginning in January 1, 2008. The new contracts, effective in 2007 and 2008, significantly increased our contractual obligations over prior years due to a minimum purchase provision.

Purchase Obligations
A purchase order is considered an obligation if it is associated with a contract or is authorizing a specific purchase of material. The Other Purchase Obligation amount presented above represents the amount of open purchase orders.

Pension, Medical Postretirement and Other Obligations
Our pension plan continues to meet all funding requirements under ERISA regulations; however, under current actuarial assumptions contributions may be required as early as 2009. Current projections indicate that we will make a voluntary contribution of $250,000 in 2008 for our 2007 pension plan year and will continue in future years to make contributions as required by the Pension Protection Act funding rules. These payments are not included in the Contractual Obligations table.

Environmental cleanup is anticipated to require approximately $1.4 million in 2008, the remainder to be paid in following years. These payments are not included in the Contractual Obligations table.

We have medical postretirement payments relating to retiree medical insurance. These payments are not included in the Contractual Obligations table. Estimated future payments are described in Note 12 in the Notes to Consolidated Financial Statements.

Dividends
We have historically paid dividends. It is our intention to continue to pay quarterly dividends for the foreseeable future. Our dividend policy is reviewed on an ongoing basis by our Board of Directors and is dependent upon our future earnings, cash flow, financial condition, capital requirements and other factors.

Line of Credit
In March 2008, we amended our line of credit with Bank of America to allow us, upon 30 days notice, to increase our maximum credit line to $26 million from $20 million. The new agreement expires July 1, 2010. The amendment also reduces the interest rate paid on borrowings by 0.10% or 10 basis points. The new interest rate terms, if effective for 2007, would have reduced our overall average interest rate for 2007 to approximately 5.7% from 5.8% as of December 31, 2007.

Other

Impact of Recent Accounting Standards

Financial Accounting Standard No. 157
In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements". This Statement clarifies fair value as the market value received to sell an asset or paid to transfer a liability, that is, the exit value, and applies to any assets or liabilities that require recurring

determination of fair value. The measurement includes any applicable risk factors and does not include any adjustment for volume. On February 12, 2008, the FASB issued proposed FASB Staff Position No. FAS No. 157-2, "Effective Date of FASB Statement No. 157" which defers the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually) to fiscal years beginning after November 15, 2008. The Company expects to adopt SFAS No. 157 effective January 1, 2009. The Company is still evaluating the impact adoption of this Statement will have on our financial condition or results of operation.

Financial Accounting Standard No. 159
In February 2007, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement permits measurement at fair value of certain firm commitments, nonfinancial insurance contracts and warranties, host financial instruments and recognized financial assets and liabilities, excluding consolidating investments in subsidiaries, consolidating variable interest entities, various forms of deferred compensation agreements, leases, depository institution deposit liabilities and financial instruments included in shareholders' equity. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect to adopt SFAS No. 159.

Financial Accounting Standard No. 160
In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51". This standard requires noncontrolling ownership interests be disclosed separately in equity, separate disclosure of income contributable to each party, changes in controlling interests be reported consistently, and deconsolidation be measured at fair value. As the company does not currently have any noncontrolling interests this standard will not have an impact on our financial condition or results of operations until the Company acquires a noncontrolling interest.

Financial Accounting Standard No. 141R
In December 2007, the FASB issued a revision to Statement No. 141, "Business Combinations". This statement is effective prospectively for business combinations occurring on or after January 1, 2009 for our company. This revision broadens the scope of a business combination to include transactions in which no consideration has been exchanged, sets the acquisition date as the date control is obtained, replaces the cost allocation method with fair value method to assign values to assets and liabilities assumed, requires restructuring costs to be recorded separate of the business combination, and does not permit deferral of contractual contingencies at acquisition date. As this revision is adopted prospectively and all qualifying future business combinations would be evaluated under the new provisions, the effects on our results of operations will depend on the nature and size of any future acquisitions.

Critical Accounting Policies and Estimates

Regulatory Accounting
We prepare our financial statements in accordance with the provisions of SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation" and it is our most critical accounting policy. In general, SFAS No. 71 recognizes that accounting for rate-regulated enterprises should reflect the relationship of costs and revenues introduced by rate regulation. As a result, a regulated utility may defer recognition of a cost (a regulatory asset) or recognize an obligation

(a regulatory liability) if it is probable that, through the rate making process, there will be a corresponding increase or decrease in revenues or expenses. SFAS No. 71 does not apply to our unregulated propane gas operations.

Criteria that give rise to the discontinuance of SFAS 71 include increasing competition that restricts our ability to establish prices to recover specific costs, and a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. We periodically review these criteria to ensure that the continuing application of SFAS 71 is appropriate. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, we believe that our regulatory assets are probable of recovery.

Use of Estimates

We are required to use estimates in preparing our financial statements so they will be in compliance with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates. We believe that the accruals for potential liabilities are adequate. The estimates in our financial statements included the accrual for pensions, environmental liabilities, over-earnings liability, unbilled revenues, and allowances for doubtful accounts, uninsured liability claims and the regulatory deferred income tax and deferred income tax liabilities.

- Pension and post retirement benefits-An actuary calculates the estimated pension liability in accordance with FASB 87, FASB 88 as amended by FASB 132 and FASB 158.
- Environmental liabilities-These liabilities are subject to certain unknown future events. The Company reviews the environmental issues regularly with the geologists performing the feasibility studies and their legal counsel specializing in manufactured gas plant issues and negotiates with the environmental regulators and the other participating parties to determine the adequacy of the estimated liability for environmental reserves.
- Over-earnings liability-This liability is subject to regulatory review and possible disallowance of some expenses in determining the amount of over-earnings.
- Unbilled revenues-Unbilled revenue is estimated with certain assumptions including unaccounted for units and the use of current month sales to estimate unbilled sales.
- Allowances for doubtful accounts- This liability is estimated based on historical information and trended current economic conditions, certain assumptions, and is subject to unknown future events. Actual results could differ from our estimates.
- Uninsured liability claims-We are self-insured for the first $250,000 of each general and auto liability claim and accrue for estimated losses occurring from both asserted and unasserted claims. The estimate for unasserted claims arising from unreported incidents is based on an analysis of historical claims data and judgment.
- Regulatory deferred income tax and deferred income tax liabilities-These liabilities are estimated based on historical data and are subject to finalization of our income tax return. Actual results could differ from our estimates.

Revenue Recognition

We bill utility customers on a monthly cycle basis; however, the billing cycle periods for most customers do not coincide with the accounting periods used for financial reporting. We accrue estimated revenue for gas and electric customers for consumption used but not yet billed for in an accounting period. Determination of unbilled revenue relies on the use of estimates and historical data. We believe that the estimates for unbilled revenue materially reflect the unbilled gross profit for our customers for units used but not yet billed in the current period.

The FPSC approves rates that are intended to permit a specified rate of return on investment and limits the maximum amount of earnings of regulated operations. Any earnings in excess of this maximum amount are accrued for as an over-earnings liability and revenues are reduced for this same amount. The calculations supporting these liabilities are complex and involve a variety of projections and estimates before the ultimate settlement of such obligations. The FPSC determines the disposition of any over-earnings with alternatives that include refunding to customers, funding storm damage or environmental reserves or reducing any depreciation reserve deficiency.

Effects of Inflation

Our tariffs for natural gas and electric operations provide for fuel clauses that adjust annually for changes in the cost of fuel. Increases in other utility costs and expenses not offset by increases in revenues or reductions in other expenses could have an adverse effect on earnings due to the time lag associated with obtaining regulatory approval to recover such increased costs and expenses, the uncertainty of whether regulatory commissions will allow full recovery of such increased costs and expenses and any effect on unregulated propane gas operations.

Environmental Matters

We currently use or have used in the past, several contamination sites that are currently involved in pending or threatened environmental litigation as discussed in Note 10-"Contingencies" in the Notes to Consolidated Financial Statements. We intend to vigorously defend our rights in this litigation. We have insurance and rate relief to cover any expected losses or expenses. We believe that the aggregate of all future contamination assessment and remedial costs, legal fees and other related expenses would not exceed the insurance proceeds received and any rate relief granted. The final 2004 natural gas rate relief granted by the FPSC provided future recovery of $8.9 million for environmental liabilities. The remaining balance to be recovered from customers through future recovery is included on the balance sheet as "Other regulatory assets-environmental".

Forward-Looking Statements (Cautionary Statement)

This report contains forward-looking statements including those relating to the following expectations:

- Based on our current expectations for cash needs, including cash needs relating to construction of the South Florida operations facility, we may choose to consider an equity or debt financing.
- Our anticipation of continued compliance in the foreseeable future with our LOC covenants.
- Our expectation that cash requirements will increase significantly in the future due to environmental clean-up costs, sinking fund payment on long-term debt and pension contributions.
- Storm hardening related expenditures may be necessary in 2008 and the total cost may be significant. We may receive recovery for these expenditures.
- Our 2006 over-earnings liability in natural gas will materialize as estimated.
- We expect higher fuel costs in our electric divisions could have an impact on electric consumption.

- The Summer Glen customer growth will occur as expected.
- Finalization and approval of an electric base rate increase is expected in the second quarter of 2008.
- Medical expenses are expected to increase in 2008.
- Management does not anticipate the housing market will rebound in 2008.

These statements involve certain risks and uncertainties. Actual results may differ materially from what is expressed in such forward-looking statements. Important factors that could cause actual results to differ materially from those expressed by the forward-looking statements include, but are not limited to, those set forth above in "Risk Factors".

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

All financial instruments held by us were entered into for purposes other than for trading. We have market risk exposure only from the potential loss in fair value resulting from changes in interest rates. We have no material exposure relating to commodity prices because under our regulatory jurisdictions, we are fully compensated for the actual costs of commodities (natural gas and electricity) used in our operations. Any commodity price increases for propane gas are normally passed through monthly to propane gas customers as the fuel charge portion of their rate.

None of our gas or electric contracts are accounted for using the fair value method of accounting. While some of our contracts meet the definition of a derivative, we have designated these contracts as "normal purchases and sales" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".

We have decided not to implement a hedging plan combining purchasing caps and swaps. We had tentatively decided that on a rolling four-quarter basis, we would purchase a "cap" on approximately one-third of our forecast propane volume purchases and pre-buy or hedge with a swap one-third of our forecast anticipated propane purchases. Instead, we decided to use a combination of pre-purchasing propane gas and purchasing at fluctuating market prices. As of December 31, 2007, we had not entered into any hedging activities, and we do not anticipate entering into hedging activities in 2008.

We have no exposure to equity risk, as we do not hold any material equity instruments. Our exposure to interest rate risk is limited to investments held for environmental costs, the long-term notes receivable from the sale of our water division and short-term borrowings on the line of credit. The investments held for environmental costs are short-term fixed income debt securities whose carrying amounts are not materially different than fair value. The short-term borrowings were approximately $11.1 million at the end of December 2007. We do not believe we have material market risk exposure related to these instruments. The indentures governing our two first mortgage bond series outstanding contain "make-whole" provisions (pre-payment penalties that charge for lost interest), which render refinancing impracticable until sometime after 2010.

Our non-interest bearing long-term receivable from the sale of the water operations was discounted at 4.34%. A hypothetical 0.5% (50 basis points) increase in the interest rate used would change the current fair value from $5.9 million to $5.8 million.

In 2007, a hypothetical 0.5% (50 basis points) decrease in the long-term interest rate on $52.5 million debt excluding unamortized debt discount would change the fair value from $60 million to $63 million.

Changes in short-term interest rates could have an effect on income depending on the balance borrowed on the variable rate line of credit. We had short-term debt of $11.1 million on December 31, 2007 and $3.5 million on December 31, 2006. A hypothetical 1% increase in interest rates would have resulted in a decrease in annual earnings for 2007 by $110,000 and for 2006 by $35,000, based on year-end borrowings.

Item 8. Financial Statements and Supplementary Data

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

	Years Ended December 31		
	2007	2006	2005
Revenues			
Natural gas	$ 64,850	$ 71,139	$ 69,094
Electric	55,521	48,527	47,450
Propane gas	16,171	15,115	13,741
Total revenues	136,542	134,781	130,285
Cost of Fuel and Other Pass Through Costs	87,821	85,971	82,804
Gross Profit	48,721	48,810	47,481
Operating Expenses			
Operation	25,178	24,422	23,143
Maintenance	3,402	3,484	3,566
Depreciation and amortization	8,286	7,742	7,266
Taxes other than income taxes	3,034	2,985	2,869
Total operating expenses	39,900	38,633	36,844
Operating Income	8,821	10,177	10,637
Other Income and (Deductions)			
Merchandise and service revenue	3,177	4,322	4,590
Merchandise and service expenses	(2,801)	(4,071)	(4,664)
Other income	690	620	569
Other deductions	(19)	(33)	(29)
Interest expense on long-term debt	(3,948)	(3,949)	(3,949)
Interest expense on short-term borrowings	(187)	(108)	(79)
Interest expense on customer deposits and other	(735)	(551)	(540)
Total other deductions – net	(3,823)	(3,770)	(4,102)
Earnings Before Income Taxes	4,998	6,407	6,535
Income Taxes	(1,697)	(2,238)	(2,287)
Net Income	3,301	4,169	4,248
Preferred Stock Dividends	29	29	29
Earnings for Common Stock	$ 3,272	$ 4,140	$ 4,219
Earnings Per Common Share (basic and diluted)	$ .54	$ .69	$ .71
Dividends Declared Per Common Share	$ .45	$ .43	$ .41
Average Shares Outstanding	6,039,767	5,993,589	5,952,684

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	December 31, 2007	December 31, 2006
ASSETS		
Utility Plant		
Natural gas	$ 104,770	$ 95,393
Electric	76,520	72,776
Propane gas	17,141	17,153
Common	3,953	3,646
Total	202,384	188,968
Less accumulated depreciation	64,012	59,757
Net utility plant	138,372	129,211
Current Assets		
Cash	3,478	84
Accounts receivable	12,269	12,199
Notes receivable	298	298
Allowance for uncollectible accounts	(326)	(429)
Unbilled receivables	1,879	1,957
Inventories (at average or unit cost)	4,251	4,120
Prepaid expenses	861	963
Under-recovery of fuel costs	-	862
Deferred charges – current	125	238
Other regulatory assets – storm reserve current	-	228
Other regulatory assets- environmental, current	456	456
Investments held for environmental costs - current	3,444	3,364
Deferred income taxes - current	949	418
Total current assets	27,684	24,758
Other Assets		
Other regulatory assets – storm reserve	-	55
Other regulatory assets – environmental	7,197	7,815
Other regulatory assets – retirement plans	-	587
Long-term receivables and other investments	5,622	5,740
Deferred charges	6,634	6,258
Goodwill	2,405	2,405
Intangible assets (net)	4,430	4,405
Total other assets	26,288	27,265
Total	$ 192,344	$ 181,234

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	December 31,	
CAPITALIZATION AND LIABILITIES	**2007**	**2006**
Capitalization		
Common shareholders' equity	$ 48,946	$ 47,572
Preferred stock	600	600
Long-term debt	49,363	50,702
Total capitalization	98,909	98,874
Current Liabilities		
Line of credit	11,122	3,466
Accounts payable	9,901	10,279
Long term debt - current	1,409	-
Insurance accrued	218	181
Interest accrued	1,163	789
Other accruals and payables	2,729	2,410
Environmental liability - current	1,379	613
Taxes accrued	2,168	1,180
Over-earnings liability	26	722
Over-recovery of fuel costs	2,761	3,656
Over-recovery of conservation	446	355
Customer deposits	10,547	9,608
Total current liabilities	43,869	33,259
Other Liabilities		
Deferred income taxes	16,630	17,101
Unamortized investment tax credits	266	335
Environmental liability	12,250	13,140
Regulatory liability – cost of removal	9,359	8,800
Regulatory tax liabilities	796	876
Regulatory liability – retirement plan	564	-
Long-term medical and pension reserve	4,817	4,580
Customer advances for construction	2,497	2,633
Regulatory liability – storm reserve	2,387	1,636
Total other liabilities	49,566	49,101
Total	$ 192,344	$ 181,234

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CAPITALIZATION
(Dollars in thousands)

	December 31, 2007	December 31, 2006
Common Shareholders' Equity		
Common stock, $1.50 par value, authorized 10,000,000 shares; issued 6,182,983 shares in 2007; issued 6,166,648 shares in 2006	$ 9,275	$ 9,250
Paid-in capital	6,076	6,054
Retained earnings	35,797	35,213
Accumulated other comprehensive income/(loss), retirement plan adjustment, net of income tax benefit	88	(103)
Treasury stock - at cost (129,223 shares in 2007, 160,349 shares in 2006)	(2,290)	(2,842)
Total common shareholders' equity	48,946	47,572
Preferred Stock		
4 ¾% Series A, $100 par value, redemption price $106, authorized and outstanding 6,000 shares	600	600
4 ¾% Series B Cumulative Preferred, $100 par value, redemption price $101, authorized 5,000 and none issued	-	-
$1.12 Convertible Preference, $20 par value, redemption price $22, authorized 32,500 and none issued	-	-
Total preferred stock	600	600
Long-Term Debt		
First mortgage bonds series		
9.57 % due 2018	9,091	10,000
10.03 % due 2018	5,000	5,500
9.08 % due 2022	8,000	8,000
4.90 % due 2031	14,000	14,000
6.85 % due 2031	14,990	15,000
Unamortized debt discount	(1,718)	(1,798)
Total long-term debt	49,363	50,702
Total Capitalization	$ 98,909	$ 98,874

See Notes to Consolidated Financial Statements

ANNUAL REPORT

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
(Dollars in thousands)

	Common Stock							
	Shares Issued	Aggregate Par Value	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Treasury Shares Cost	Treasury Shares	Common Shareholders' Equity
Balances as of December 31, 2004	6,130,097	$9,195	$5,806	$31,849	$ -	$(3,637)	205,241	$43,213
Net income	-	-	-	4,248	-	-	-	4,248
Dividends	-	-	-	(2,472)	-	-	-	(2,472)
Stock plans	22,579	34	192	-	-	288	(16,247)	514
Balances as of December 31, 2005	6,152,676	9,229	5,998	33,625	-	(3,349)	188,994	45,503
Net income	-	-	-	4,169	-	-	-	4,169
Accumulated other comprehensive loss, retirement plans adjustment, net of tax	-	-	-	-	(103)	-	-	(103)
Dividends	-	-	-	(2,581)	-	-	-	(2,581)
Stock plans	13,972	21	56	-	-	507	(28,645)	584
Balances as of December 31, 2006	6,166,648	9,250	6,054	35,213	(103)	(2,842)	160,349	47,572
Net income	-	-	-	3,301	-	-	-	3,301
Accumulated other comprehensive income, retirement plans adjustment, net of tax	-	-	-	-	191	-	-	191
Dividends	-	-	-	(2,717)	-	-	-	(2,717)
Stock plans	16,335	25	22	-	-	552	(31,126)	599
Balances as of December 31, 2007	6,182,983	$9,275	$6,076	$35,797	$88	$(2,290)	129,223	$48,946

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31, 2007	2006	2005
Cash Flows from Operating Activities:			
Net income	$ 3,301	$ 4,169	$ 4,248
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	8,286	7,742	7,266
Deferred income taxes	(1,198)	(2,003)	(153)
Bad debt expense	448	623	359
Investment tax credits	(69)	(75)	(81)
Other	886	805	751
Interest income from sale of non-utility property	(253)	(252)	(192)
Compensation expense from the issuance of stock	47	88	58
Effects of changes in:			
Receivables	(620)	3,115	(4,513)
Unbilled receivables	78	(39)	367
Inventories and prepayments	68	711	(495)
Accounts payable and accruals	4,826	(976)	5,560
Over (under) recovery of fuel and other pass through costs	58	6,500	(3,171)
Area expansion program deferred costs	(313)	238	109
Regulatory asset and environmental liability	175	584	429
Other	(1,194)	(1,140)	(329)
Net cash provided by operating activities	14,526	20,090	10,213
Cash Flows from Investing Activities:			
Construction expenditures	(16,740)	(13,116)	(12,441)
Customer advances received for construction	(210)	361	454
Purchase of long-term investments	(80)	(106)	(75)
Proceeds received on notes receivable	371	321	304
Other	-	(15)	-
Net cash used in investing activities	(16,659)	(12,555)	(11,758)
Cash Flows from Financing Activities:			
Net change in short-term borrowings	7,656	(6,092)	3,733
Proceeds from common stock plans	552	497	456
Dividends paid	(2,681)	(2,551)	(2,448)
Net cash provided by (used in) financing activities	5,527	(8,146)	1,741
Net Increase (Decrease) in Cash	3,394	(611)	196
Cash at Beginning of Year	84	695	499
Cash at End of Year	$ 3,478	$ 84	$ 695
Supplemental Cash Flow Information			
Cash was paid during the years as follows:			
Interest	$ 4,375	$ 4,777	$ 4,469
Income taxes	$ 1,984	$ 3,298	$ 2,698

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting and Reporting Policies

A. General

The Company is an operating public utility engaged principally in the purchase, transmission, distribution and sale of electricity and in the purchase, transmission, distribution, sale and transportation of natural gas. The Company is subject to the jurisdiction of the Florida Public Service Commission (FPSC) with respect to its natural gas and electric operations. The suppliers of electric power to the Northwest Florida division and of natural gas to the natural gas divisions are subject to the jurisdiction of the Federal Energy Regulatory Commission (FERC). The Northeast Florida division is supplied most of its electric power by a municipality which is exempt from FERC and FPSC regulation. The Company also distributes propane gas through a non-regulated subsidiary.

B. Basis of Presentation

The consolidated financial statements include the accounts of Florida Public Utilities Company (FPU) and its wholly owned subsidiary, Flo-Gas Corporation. All significant intercompany balances and transactions have been eliminated. The Company's accounting policies and practices conform to accounting principles generally accepted in the United States of America (GAAP) as applied to regulated public utilities and are in accordance with the accounting requirements and rate-making practices of the FPSC and in accordance to the rule requirements of the Securities and Exchange Commission (SEC).

C. Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of these estimates include the accruals for pensions, allowance for doubtful accounts, environmental liabilities, liability reserves, unbilled revenue, regulatory deferred tax liabilities and over-earnings liability. Actual results may differ from these estimates and assumptions.

D. Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the 2007 presentation.

E. Regulation

The financial statements are prepared in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 71 – "Accounting for the Effects of Certain Types of Regulation". SFAS No. 71 recognizes that accounting for rate-regulated enterprises should reflect the relationship of costs and revenues introduced by rate regulation. A regulated utility may defer recognition of a cost (a regulatory asset) or show recognition of an obligation (a regulatory liability) if it is probable that, through the ratemaking process, there will be a corresponding increase or decrease in revenues. The Company has recognized certain regulatory assets and liabilities in the consolidated balance sheets. The Company believes that the FPSC will continue to allow recovery of such items through rates. As these regulatory assets and liabilities are recovered through rates or paid through a reduction of rates, the assets and liabilities are amortized to revenue and expense. In the event that a portion of the Company's operations are no longer subject to the provisions of SFAS No. 71, the Company would be required to write-off related regulatory assets and liabilities that are not specifically recoverable through regulated rates. In addition, the Company would be required to determine if an impairment related to other assets exists, including plant, and write-down the assets, if impaired, to their fair value. The Company would be required to expense the regulatory assets and record revenue or reduce expenses for the regulatory liabilities, with the exception of the deferred retirement plan which would be recorded to Other Comprehensive income (loss) and cost of removal, if they no longer were subject to the provisions of SFAS No. 71, or the FPSC disallowed the deferral of these regulatory assets and liabilities. Upon disallowance, it is possible some liabilities would have to be refunded to customers.

Summary of Regulatory Assets and Liabilities
(Dollars in thousands)

	2007	2006
Assets		
Deferred development costs (1)	$ 4,265	$ 3,952
Unamortized fuel related regulatory costs (5)	36	48
Environmental assets (2)	7,653	8,271
Storm Reserve assets (3)	-	283
Deferred retirement plan costs (4)	-	587
Unamortized Rate Case expense (7)	535	368
Under-recovery of fuel costs (6)	-	862
Unamortized piping and conversion costs (1)	1,379	1,521
Unamortized loss on reacquired debt (1)	190	209
Total Regulatory Assets	$14,058	$16,101
Liabilities		
Tax liabilities (8)	$ 796	$ 876
Cost of removal (9)	9,359	8,800
Deferred retirement plan costs (4)	564	-
Storm reserve liabilities(3)	2,387	1,636
Over-recovery of fuel costs (6)	2,761	3,656
Over-recovery of conservation (6)	446	355
Over-earnings liability (3)	26	722
Total Regulatory Liabilities	$16,339	$16,045

(1) Deferred development costs, unamortized piping and conversion costs, and unamortized loss on reacquired debt are included in deferred charges in the consolidated balance sheets.
(2) The Company has included the amount due from customers as a regulatory asset for environmental costs. The FPSC authorized recovery of these environmental costs from customers over 20 years.
(3) The Commission ordered disposition of our 2005 over-earnings to eliminate the related regulatory asset-storm reserve and the storm surcharge collected from customers in our natural gas operations. The remaining over-earnings was used to fund a storm reserve for future storm costs in our natural gas division. Our natural gas storm reserve is approximately $613,000 as of December 31, 2007 as a result of this order.

(4) The actuarial valuation of the retirement plan obligations has been completed and the recognition provisions of Statement 158 at December 31, 2006 resulted in a regulatory asset for the portion of the loss of $587,000 and at December 31, 2007 resulted in a regulatory liability for $564,000.
(5) The Company has deferred certain regulatory fuel-related costs and as of January 2006 has been amortizing these over five years according to a FPSC order in the November 2005 fuel hearings.
(6) The Company has certain costs that are passed directly through to customers for recovery including fuel and conservation costs. There are amounts related to these expenses that are either over or under-recovered in a calendar year. These over-recoveries will be returned to customers and under-recoveries will be collected from customers in the following year, but both are deferred in the current period.
(7) The Company has costs associated with preparing and filing a rate proceeding before the FPSC. These costs are amortized over a four or five year period. This represents the unamortized portion of these costs. The Company has incurred additional rate case costs associated with the electric filing expected to be finalized in 2008. The additional costs are expected to be amortized over a four year period beginning mid 2008.
(8) The Company has deferred tax liabilities associated with property. The Company uses a FPSC-approved method to amortize these liabilities.
(9) The Company has a liability for the estimated future costs to remove or retire existing fixed assets.

The base revenue rates for regulated segments are determined by the FPSC and remain constant until a request for an increase is filed and approved by the FPSC or the FPSC orders the Company to reduce their rates. For the Company to recover increased costs from the effects of inflation and construction expenditures for regulated segments, a request for an increase in base revenues would be required. Separate filings would be required for the electric and natural gas segments. The Company is currently seeking rate relief in their electric segment, and approval, if any, is expected in the second quarter of 2008.

At December 31, 2007, all of our regulatory assets and all of our regulatory liabilities are reflected or are expected to be reflected in rates charged to customers.

Criteria that give rise to the discontinuance of SFAS 71 include increasing competition that restricts our ability to establish prices to recover specific costs, and a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. We periodically review these criteria to ensure that the continuing application of SFAS 71 is appropriate. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, we believe that our regulatory assets are probable of recovery

F. Derivatives

None of the Company's gas or electric contracts are accounted for using the fair value method of accounting. All material contracts that meet the definition of derivative instruments are considered "normal purchases and sales" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".

G. Revenue Recognition

The Company's revenues consist of base revenues, fuel adjustment charges, conservation charges and the pass-through of certain governmental imposed taxes based on revenues.

The FPSC approves base revenue rates that are intended to permit a specified rate of return on investment and limits the maximum amount of earnings of regulated operations. Fuel adjustment charges, conservation charges and the pass-through of certain governmental imposed taxes based on revenues are approved by the FPSC to allow recovery of fuel, conservation and revenue based taxes from the Company's customers. Any over or under-recovery of these expense items are deferred and subsequently refunded or collected in the following period.

Annually, any earnings in excess of this maximum amount permitted in the base rates are accrued for as an over-earning liability and revenues are reduced an equivalent amount. The calculations supporting these liabilities are complex and involve a variety of projections and estimates before the ultimate settlement of such obligations. The FPSC determines the disposition of any over-earnings with alternatives that include refunding to customers, funding storm damage or environmental reserves, or reducing any depreciation reserve deficiency.

The Company bills utility customers on a monthly cycle basis; however, the billing cycle periods for most customers do not coincide with the accounting periods used for financial reporting. The Company accrues estimated revenue for gas and electric customers on usage not yet billed for the accounting period. Determination of unbilled revenue relies on the use of estimates, fuel purchases and historical data.

Interim rate relief for partial recovery of the increased expenditures was approved by the Commission on October 23, 2007. Interim rates which should produce additional annual revenues of approximately $800,000 went into effect for meter readings on and after November 22, 2007. The permanent rates may differ from the interim rates, and the interim rates are collected subject to refund with interest.

H. Taxes Collected from Customers and Remitted to Governmental Authorities

The Company remits to governmental authorities various taxes collected from customers throughout the year including gross receipts and franchise taxes. These taxes are pass through revenues and expenses and do not impact the Company's results of operations. The amount of gross receipts and franchise taxes for the year ending December 31, 2007 and 2006 was $7.1 million and $6.9 million, respectively.

I. Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on historical information and trended current economic conditions. The following is a summary of the activity in Allowance for Doubtful Accounts for the years ending December 31:

Allowance for Doubtful Accounts (Dollars in thousands)				
	Balance at Beginning of Year	Write-offs	Provisions to Bad Debt Expense	Balance at End of Year
2005	$ 269	356	359	$ 272
2006	$ 272	466	623	$ 429
2007	$ 429	551	448	$ 326

J. Utility Plant and Depreciation

Utility plant is stated at original cost. The propane gas utility plant that was acquired through acquisitions was stated at fair market value when acquired. Additions to utility plant include contracted services, direct labor, transportation and materials for additions. Units of property are removed from utility plant when retired. Maintenance and repairs of property and replacement and renewal of items determined not to be units of property are charged to operating expenses. Substantially all of the utility plant and the shares of Flo-Gas Corporation collateralize the Company's first mortgage bonds.

Utility Plant
(Dollars in thousands)

Plant Classification	Annual Composite Depreciation Rate	2007	2006
Land		$ 4,675	$ 1,130
Buildings	2.0% to 4.9%	7,085	6,991
Distribution	2.0% to 7.5%	167,252	158,010
Transmission	2.2% to 3.8%	6,894	6,878
Equipment	2.2% to 20.0%	13,307	12,700
Furniture and Fixtures	4.8% to 20.0%	417	392
Work-in-Progress		2,754	2,867
		$ 202,384	$ 188,968

Depreciation for the Company's regulated segments is computed using the composite straight-line method at rates prescribed by the FPSC for financial accounting purposes. Propane gas depreciation is computed using a composite straight-line method at an average rate based on estimated average life of approximately 20-30 years. Such rates are based on estimated service lives of the various classes of property. Depreciation provisions on average depreciable property approximate 3.8% in 2007, 3.9% in 2006 and 3.9% in 2005. Depreciation expense was $6.7 million, $6.2 million and $5.7 million for 2007, 2006 and 2005, respectively.

K. Impact of Recent Accounting Standards

Financial Accounting Standard No. 157

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements". This Statement clarifies fair value as the market value received to sell an asset or paid to transfer a liability, that is, the exit value, and applies to any assets or liabilities that require recurring determination of fair value. The measurement includes any applicable risk factors and does not include any adjustment for volume. On February 12, 2008, the FASB issued proposed FASB Staff Position No. FAS No. 157-2, "Effective Date of FASB Statement No. 157" which defers the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually) to fiscal years beginning after November 15, 2008. The Company expects to adopt SFAS No. 157 effective January 1, 2009. The Company is still evaluating the impact adoption of this Statement will have on our financial condition or results of operation.

Financial Accounting Standard No. 159

In February 2007, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement permits measurement at fair value of certain firm commitments, nonfinancial insurance contracts and warranties, host financial instruments and recognized financial assets and liabilities, excluding consolidating investments in subsidiaries, consolidating variable interest entities, various forms of deferred compensation agreements, leases, depository institution deposit liabilities and financial instruments included in shareholders' equity. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect to adopt SFAS No. 159.

Financial Accounting Standard No. 160

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51". This standard requires noncontrolling ownership interests be disclosed separately in equity, separate disclosure of income contributable to each party, changes in controlling interests be reported consistently, and deconsolidation be measured at fair value. As the company does not currently have any noncontrolling interests this standard will not have an impact on our financial condition or results of operations until the Company acquires a noncontrolling interest.

Financial Accounting Standard No. 141R

In December 2007, the FASB issued a revision to Statement No. 141, "Business Combinations". This statement is effective prospectively for business combinations occurring on or after January 1, 2009 for our company. This revision broadens the scope of a business combination to include transactions in which no consideration has been exchanged, sets the acquisition date as the date control is obtained, replaces the cost allocation method with fair value method to assign values to assets and liabilities assumed, requires restructuring costs to be recorded separate of the business combination, and does not permit deferral of contractual contingencies at acquisition date. As this revision is adopted prospectively and all qualifying future business combinations would be evaluated under the new provisions, the effects on our results of operations will depend on the nature and size of any future acquisitions.

L. Earnings Per Share

The Company includes earnings per common share (basic and diluted) on the consolidated statements of income. The Company does not have dilutive or anti-dilutive shares.

2. Goodwill and Intangible Assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", the Company does not amortize goodwill or intangibles with indefinite lives. The Company periodically tests the applicable reporting segments, natural gas and propane gas, for impairment. In the event a segment becomes impaired, the Company would write-down the associated goodwill and intangible assets with indefinite lives to fair value. The impairment tests performed in 2006 and 2007 showed no impairment for either reporting segment.

Goodwill associated with the Company's acquisitions is identified as a separate line item on the consolidated balance sheet and consists of $1.9 million in the propane gas segment and $500,000 in the natural gas segment.

Intangible assets associated with the Company's acquisitions and software have been identified as a separate line item on the balance sheet. Summaries of those intangible assets at December 31 are as follows:

Intangible Assets
(Dollars in thousands)

		2007	2006
Customer distribution rights	(Indefinite life)	$ 1,900	$ 1,900
Customer relationships	(Indefinite life)	900	900
Software	(Five to nine year life)	3,499	3,122
Accumulated amortization		(1,869)	(1,517)
Total intangible assets, net of amortization		$4,430	$ 4,405

The 2007 amortization expense of computer software is approximately $352,000. The Company expects the amortization expense of computer software to be approximately $300,000 annually over the next five years, with the current level of software investment.

3. Over-earnings-Natural Gas

The FPSC approves rates that are intended to permit a specified rate of return on investment and limits the maximum amount of earnings of regulated operations. The Company has agreed with the FPSC staff to limit the earned return on equity for regulated natural gas and electric operations.

In 2007, there were no estimated natural gas over-earnings.

The Company recorded estimated 2006 over-earnings for regulated natural gas operations of $25,000. Interest accrued on this estimated over-earnings as of December 31, 2007 is $1,300. This liability is included in the over-earnings liability on the Company's consolidated balance sheet of December 31, 2007. The calculations supporting these liabilities are complex and involve a variety of projections and estimates before the ultimate settlement of such obligations. Estimates may be revised as expectations change and factors become known and determinable.

The 2006 over-earnings liability is based on the Company's best estimate, but the amount could change upon the FPSC finalization expected in 2008. The FPSC determines the disposition of over-earnings with alternatives that include refunding to customers, increasing storm damage or environmental reserves or reducing any depreciation reserve deficiency.

On August 14, 2007 the Commission finalized the disposition of 2005 over-earnings for the natural gas segment. Total over-earnings was determined to be $666,000, plus interest of $76,000.

The Commission ordered disposition of 2005 over-earnings to eliminate the related regulatory asset-storm reserve in natural gas operations and the storm surcharge collected from customers. The remaining over-earnings was used to fund a storm reserve for any future storm costs.

2005 Natural Gas Over-Earnings Summary (Dollars in thousands)			
	December 31, 2007		
	Before Application of PSC Order	2007 Adjustment	After Application of PSC Order
Current Assets:			
Other regulatory assets-storm reserve current	$ 116	$ (116)	$ 0
Assets:			
Other regulatory assets-storm reserve	13	(13)	0
Capitalization and Liabilities:			
Over-earnings liability	768	(742)	26
Regulatory liability -storm reserve	1,774	613	2,387
Revenues:			
Natural Gas Revenue	64,866	(16)	64,850
Other Income and (Deductions):			
Interest expense on customer deposits and other	(659)	(76)	(735)

4. Storm Reserves

As of December 31, 2007, the Company had a storm reserve of approximately $1.8 million for the electric segment and approximately $613,000 for the natural gas segment. The Company does not have a storm reserve for the propane gas segment.

As noted above, in the August 2007 the Commission ordered disposition of 2005 over-earnings to eliminate the related regulatory asset – storm reserve in natural gas operations and the storm surcharge collected from customers. The remaining over-earnings were used to fund a storm reserve for any future storm costs.

5. Income Taxes

Financial Accounting Standard Board Interpretation No. 48

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). The interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for calendar years beginning January 1, 2007.

At January 1, 2007, we performed an analysis of tax positions taken and expected to be taken on the tax returns and assessed the technical merits of each tax position by relying on legislation, statutes, common legislative intent, regulations, rulings and case law and determined that the Company has no material uncertain tax positions.

In February of 2007, the IRS selected our 2003 and 2004 tax years for examination. As of December 31, 2007, the IRS examination was not complete. We performed an assessment of our uncertain tax positions as of December 31, 2007, and recognized a FIN 48 liability for various tax positions relating solely to the timing of various tax deductions. A disallowance of the shorter deductibility period for these tax positions would not affect the annual effective income tax rate. These tax positions relate to the 2004 through 2007 tax years. The effects of these tax positions are disclosed in the reconciliation below.

Changes during the year in unrecognized tax benefits were as follows:

(Dollars in thousands)

Balance at January 1, 2007	$ -
Additions based on tax positions related to the current year	(23)
Additions for tax positions of prior years	291
Reductions for tax positions of prior years	-
Settlements	-
Balance at December 31, 2007	$ 268

In February 2008, the IRS submitted its Notice of Proposed Adjustment to us. We have reviewed and expect to agree to the IRS proposed audit adjustments in March 2008.

It is reasonably possible that a liability associated with uncertain tax positions may arise within the next twelve months. These changes may be the result of the ongoing IRS audit, the expiration of statutes of limitations or from other developments. At this time an estimate of reasonably possible outcomes cannot be made.

We are subject to taxation in the United States and the State of Florida. Our tax years from 2004 through 2007 are subject to examination by the tax authorities.

The Company's policy regarding interest and penalties related to income tax matters is to recognize such items separately and not as components of income tax expense. For the year ended December 31, 2007 we have recognized $44,000 in interest expense and accrued interest and no penalty expense related to income tax matters.

Deferred income taxes are provided on all significant temporary differences between the financial statements and tax basis of assets and liabilities at currently enacted tax rates. Investment tax credits have been deferred and are amortized based upon the average useful life of the related property in accordance with the rate treatment.

A. Provision for Income Taxes

The provision (benefit) for income taxes consists of the following:

(Dollars in thousands)	2007	2006
Current payable		
Federal	$ 2,518	$ 3,652
State	446	664
Current	2,964	4,316
Deferred		
Federal	(1,028)	(1,723)
State	(170)	(280)
Deferred – net	(1,198)	(2,003)
Investment tax credit	(69)	(75)
Total income taxes	$ 1,697	$ 2,238

B. Effective Tax Rate Reconciliation

The difference between the effective income tax rate and the statutory federal income tax rate applied to pretax income is as follows:

(Dollars in thousands)	Years ended December 31,		
	2007	2006	2005
Federal income tax at statutory rate (34%)	$ 1,699	$ 2,178	$ 2,222
State income tax, net of federal benefit	181	233	237
Investment tax credit	(69)	(75)	(81)
Tax exempt interest	(85)	(85)	(71)
Other	(29)	(13)	(20)
Total provision for income taxes	$ 1,697	$ 2,238	$ 2,287

C. Deferred Income Taxes

Temporary differences which produce deferred income taxes in the accompanying consolidated balance sheets are as follows:

(Dollars in thousands)	Years ended December 31, 2007	2006
Deferred tax assets:		
Environmental liability	$ 2,249	$ 2,063
Self insurance liability	763	774
Storm reserve liability	898	509
Vacation payable	384	357
Other deferred credits	-	15
Allowance for doubtful accounts	123	162
Amortizable customer based intangibles	670	-
General liability	82	68
Rate refund liability	10	271
Pension liability	1,086	789
Under/over-recovery of conservation costs	167	134
Other liabilities	47	37
Total deferred tax assets	6,479	5,179
Deferred tax liabilities:		
Utility plant related	20,677	20,274
Deductible intangibles	781	696
Under-recovery of fuel costs	406	643
Deferred rate case expense	201	138
Loss on reacquired debt	71	79
Other	24	32
Total deferred tax liabilities	22,160	21,862
Net deferred income taxes liabilities	$ 15,681	$ 16,683

Deferred tax liabilities included in the consolidated balance sheets are as follows:

(Dollars in thousands)	2007	2006
Deferred income tax asset (liability) – current	$ 949	$ (579)
Deferred income tax liability – long term	(16,630)	(16,104)
Net deferred income tax liabilities	$ (15,681)	$ (16,683)

6. Capitalization

A. Common Shares Reserved

The Company has 3,817,017 authorized but unissued shares and 129,223 treasury shares as of December 31, 2007. The Company has reserved the following common shares for issuance as of December 31, 2007:

Dividend Reinvestment Plan	37,736
Employee Stock Purchase Plan	24,059
Board Compensation Plan	17,564

B. Preferred Stock

The Company has 6,000 shares of 4 ¾% Series A preferred stock $100 par value authorized for issuance of which 6,000 were issued and outstanding at December 31, 2007. The preferred stock is included in stockholders' equity on the balance sheet.

The Company also has 5,000 shares, 4 ¾% Series B preferred stock $100 par value authorized for issuance none of which has been issued.

The Company also has 32,500 shares, $1.12 Convertible Preference stock, $20 par value and $22 redemption price, authorized for issuance none of which has been issued.

C. Dividend Restriction

The Company's Fifteenth Supplemental Indenture of Mortgage and Deed of Trust restricts the amount that is available for cash dividends. At December 31, 2007, approximately $9.6 million of retained earnings were free of such restriction and therefore available for the payment of dividends. The line of credit agreement contains covenants that, if violated, could restrict or prevent the payment of dividends. As of December 31, 2007 the Company was not in violation of these covenants.

D. Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan offers common stock at a discount to qualified employees.

E. Dividend Reinvestment Plan

The Company's Dividend Reinvestment Plan is offered to all Company shareholders and allows the shareholder to reinvest dividends received and purchase additional shares without a fee.

7. Long-term Debt

The Company issued its Fourteenth Series of FPU's First Mortgage Bond on September 27, 2001 in the aggregate principal amount of $15 million as security for the 6.85% Secured Insured Quarterly Notes, due October 1, 2031 (IQ Notes). Interest on the pledged bond accrues at the annual rate of 6.85% payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year beginning January 1, 2002.

The Company issued $14 million of Palm Beach County municipal bonds (Industrial Development Revenue Bonds) on November 14, 2001 to finance development in the area. The interest rate on the thirty-year callable bonds is 4.90%. The bond proceeds were restricted and held in trust until construction expenditures were actually incurred by the Company. In 2002 the remaining $8 million was drawn from the restricted funds held by the trustee.

In 1992, the Company issued its First Mortgage Bond 9.08% Series in the amount of $8 million. The thirty-year bond is due in June 2022.

The Company issued two of its Twelfth Series First Mortgage bond series on May 1, 1988; the 9.57% Series due 2018 in the amount of $10 million and 10.03% Series due 2018 in the amount of $5.5 million. These two issuances require sinking fund payments of $909,000 and $500,000 respectively, beginning in 2008.

Long-term debt on the balance sheet has been reduced for unamortized debt discount. The unamortized debt discount at December 31 included in long-term debt on the balance sheet is $1.7 million in 2007 and $1.8 million in 2006.

Annual Maturities of Long-Term Debt
(Dollars in thousands)

	Total	2008	2009	2010	2011	2012	Thereafter
Long-term Debt	$52,490	$1,409	$1,409	$1,409	$1,409	$1,409	$ 45,445

8. Line of Credit

In 2004, FPU entered into an amended and restated loan agreement that allows the Company to increase the line of credit upon 30 days notice by the Company to a maximum of $20 million. In 2006 the agreement was renewed with an expiration date of July 1, 2008. We have not exercised our option to increase the line of credit limit which is currently at $12 million with an outstanding balance of $11.1 million. The Company reserves $1 million of the line of credit to cover expenses for any major storm repairs in its electric segment. An additional $250,000 of the line of credit is reserved for a 'letter of credit' insuring our propane facilities. In March 2008, we amended our line of credit to allow us, upon 30 days notice, to increase our maximum credit line to $26 million. The new agreement expires July 1, 2010. The amendment also reduces the interest rate paid on borrowings by .10% or 10 basis points. The new interest rate terms, if effective for 2007, would have reduced our overall average interest rate for 2007 to approximately 5.7% from 5.8% as of December 31, 2007.

The average interest rates for the line of credit were as follows as of December 31:

Year	Rate
2007	5.8%
2006	6.2%
2005	5.3%

9. Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for investments held in escrow for environmental costs, notes payable, taxes accrued and other accrued liabilities approximate fair value. The fair value of long-term debt excluding the unamortized debt discount is estimated by discounting the future cash flows of each issuance at rates currently offered to the Company for similar debt instruments of comparable maturities. The indentures governing our two first mortgage bond series outstanding contain "make-whole" provisions (pre-payment penalties that charge for lost interest). The values at December 31 are shown below.

	2007		2006	
(Dollars in thousands)	Carrying Amounts	Approximate Fair Value	Carrying Amounts	Approximate Fair Value
Long-term debt	$ 52,490	$60,000	$52,500	$ 63,000

10. Contingencies

Environmental

The Company is subject to federal and state legislation with respect to soil, groundwater and employee health and safety matters and to environmental regulations issued by the Florida Department of Environmental Protection (FDEP), the United States Environmental Protection Agency (EPA) and other federal and state agencies. Except as discussed below, the Company does not expect to incur material future expenditures for compliance with existing environmental laws and regulations.

(Dollars in thousands)

Site	Range From	Range To
West Palm Beach	$ 4,926	$ 18,152
Sanford	727	727
Pensacola and Key West	123	123
Total	$ 5,776	$ 19,002

The Company currently has $13.6 million recorded as our best estimate of the environmental liability. The FPSC approved up to $14 million for total recovery from insurance and rates based on the original 2005 projections as a basis for rate recovery. The Company has recovered a total of $6 million from insurance and rate recovery, net of costs incurred to date. The remaining balance of $7.6 million is recorded as a regulatory asset. On October 18, 2004 the FPSC approved recovery of $9.1 million for environmental liabilities. The amortization of this recovery and reduction to the regulatory asset began on January 1, 2005. The majority of environmental cash expenditures is expected to be incurred before 2010, but may continue for another 10 years.

West Palm Beach Site

The Company is currently evaluating remedial options to respond to environmental impacts to soil and groundwater at and in the immediate vicinity of a parcel of property owned by it in West Palm Beach, Florida upon which the Company previously operated a gasification plant. The Company entered into a Consent Order with the FDEP effective April 8, 1991, that requires the Company to delineate the extent of soil and groundwater impacts associated with the prior operation of the gasification plant and to remediate such soil and groundwater impacts, if necessary. The Company completed field investigations for the contamination assessment task in October 2006. Thereafter, The Company retained an engineering consultant, The RETEC Group, Inc. (RETEC), to perform a feasibility study to evaluate appropriate remedies for the site to respond to the reported soil and groundwater impacts. On November 30, 2006, RETEC transmitted a feasibility study to the Company and

FDEP. The feasibility study evaluated a wide range of remedial alternatives. The total costs for the remedies evaluated in the feasibility study ranged from a low of $2.8 million to a high of $54.6 million. Based on the likely acceptability of proven remedial technologies described in the feasibility study and implemented at similar sites, consulting/remediation costs are projected to range from $4.6 million to $17.9 million. This range of costs covers such remedies as in situ solidification for the deeper impacts, excavation of surficial soils, installation of a barrier wall with a permeable biotreatment zone, or some combination of these remedies.

By letter dated May 7, 2007, FDEP provided its comments to the feasibility study, the substance of which was discussed at a meeting between the Company and FDEP on September 14, 2007. A response to the comments was submitted by the Company to FDEP on October 31, 2007. We are currently awaiting FDEP's comments to the response.

Based on the information provided in the feasibility study, remaining legal fees are currently projected to be approximately $295,000. Consulting and remediation costs are projected to range from $4.6 million to $17.9 million. Thus, the Company's total probable legal and cleanup costs for the West Palm Beach site are currently projected to range from $4.9 million to $18.2 million.

Sanford Site

The Company owns a parcel of property located in Sanford, Florida, upon which a gasification plant was operated prior to the Company's acquisition of the property. Following discovery of soil and groundwater impacts on the property, the Company has participated with four former owners and operators of the gasification plant in the funding of numerous investigations of the extent of the impacts and the identification of an appropriate remedy. On or about March 25, 1998, the Company executed an Administrative Order on Consent (AOC) with the four former owners and operators (collectively, the Group) and the EPA. This AOC obligated the Group to implement a Remedial Investigation/Feasibility Study (RI/FS) and to pay EPA's past and future oversight costs. The Group also entered into a Participation Agreement and an Escrow Agreement on or about April 13, 1998 (WFS Participation Agreement). Work under the RI/FS AOC and RI/FS Participation Agreement is now complete and the Company has no further obligations under either agreement.

In late September 2006, the EPA sent a Special Notice Letter to the Company, notifying it, and the other responsible parties at the site (Florida Power Corporation, Florida Power & Light Company, Atlanta Gas Light Company, and the City of Sanford, Florida, collectively with FPUC, "the Sanford Group"), of EPA's selection of a final remedy for OU1 (soils), OU2 (groundwater), and OU3 (sediments) for the site. The total estimated remediation costs for the Sanford gasification plant site are now projected to be $12.9 million. The Sanford Group was further advised that the EPA was willing to negotiate a consent decree with the Sanford Group to provide for the implementation of the final remedy approved by the EPA for the site.

In January 2007, the Company and other members of the Sanford Group signed a Third Participation Agreement, which provides for funding the final remedy approved by the EPA for the site. The Company's share of remediation costs under the Third Participation Agreement is set at a maximum of $650,000, providing the total cost of the final remedy does not exceed $13 million. At present, it is not anticipated that the total cost will exceed $13 million. If it does, the Sanford Group members have agreed to negotiate in good faith at such time that it appears that the total cost will exceed $13 million for the allocation of the additional cost. The Company has advised the other members of the Sanford Group that the Company is unwilling at this time to agree to pay any sum in excess of the $650,000 committed by the Company in the Third Participation Agreement.

On June 26, 2007, the Sanford Group transmitted to the EPA a consent decree signed by all Group Members, providing for the implementation by the Sanford Group of the remedy selected by the EPA for the site. The consent decree is currently being circulated within the EPA and the United States Department of Justice for execution by those parties. Thereafter, the consent decree will be lodged with the federal court in Orlando, Florida. Following a public comment period, it is anticipated that the federal court will enter the consent decree. The Sanford Group will then be obligated to implement the remedy approved by the EPA for the site.

Remaining legal fees and costs are currently projected to be approximately $77,000. The Company's obligation under the Third Participation Agreement is $650,000. Thus, the Company's total probable legal and cleanup costs for the Sanford site are currently projected to be approximately $727,000.

Pensacola Site

We are the prior owner/operator of the former Pensacola gasification plant, located in Pensacola, Florida. Following notification on October 5, 1990 that FDEP had determined that we were one of several responsible parties for any environmental impacts associated with the former gasification plant site, we entered into cost sharing agreements with three other responsible parties providing for the funding of certain contamination assessment activities at the site.

Consulting and remediation costs are projected to be $26,000 and legal fees are projected to be $4,000, for total probable costs for the Pensacola site of $30,000.

Key West Site

From 1927-1938, we owned and operated a gasification plant in Key West, Florida. The plant discontinued operations in the late 1940s; the property on which the plant was located is currently used for a propane gas distribution business. In March 1993, a Preliminary Contamination Assessment Report (PCAR) was prepared by a consultant jointly retained by the current site owner and the Company and was delivered to FDEP. The PCAR reported that very limited soil and groundwater impacts were present at the site. By letter dated December 20, 1993, FDEP notified us that the site did not warrant further "CERCLA consideration and a Site Evaluation Accomplished disposition is recommended." FDEP then referred the matter to its Marathon office for consideration of whether additional work would be required by FDEP's district office under Florida law.

Consulting and remediation costs are projected to be $83,000 and legal fees are projected to be $10,000, for total probable costs for the Key West site of $93,000.

11. Commitments

A. General

To ensure a reliable supply of electric and natural gas at competitive prices, the Company has entered into long-term purchase and transportation contracts with various suppliers and producers, which expire at various dates through 2023. At December 31, 2007, the Company has firm purchase and transportation commitments adequate to supply its expected future sales requirements. The Company is committed to pay demand or similar fixed charges of approximately $41.9 million during 2008 related to gas purchase agreements. Substantially all costs incurred under the electric and gas purchase agreements are currently recoverable from customers through fuel adjustment clause mechanisms.

12. Employee Benefit Plans

The actuarial valuation of the retirement plan obligations has been completed and the recognition provisions of Statement 158 resulting in an additional liability for retirement plans, pension plan and retirees' medical plan have been recorded.

A. Pension Plan

In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". Statement 158 requires the Company to show the funded status of its pension and retiree health care plans as a prepaid asset or accrued liability, and to show the net deferred and unrecognized gains and losses related to the retirement plans, net of tax, as part of accumulated other comprehensive income in shareholders' equity. Previously, the net deferred and unrecognized gains and losses were netted in the prepaid asset or accrued liability recorded for the retirement plans.

Our Company adopted the recognition provisions of Statement 158, as required, at December 31, 2006 and used December 31 as the measurement date to measure the assets and obligations of its retirement plans. This resulted in an additional liability for retirement plans. The tax on the non-regulated portion of the liability has been recorded as a deferred income tax asset/liability. As an offset, the regulatory portion of this liability has been deferred as a regulatory asset/liability to be recovered in future rate proceedings and the remaining income/loss has been included in other accumulated comprehensive income/loss.

The fair value of our retirement plan assets and obligations are subject to change based on market fluctuations.

The Company sponsors a qualified defined benefit pension plan for non-union employees that were hired before January 1, 2005 and for unionized employees that work under one of the six Company union contracts and were hired before their respective contract dates in 2005.

The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the 3-year period ending December 31, 2007 and a statement of the funded status as of December 31, of all three years:

Benefit Obligations and Funded Status

			Years Ended December 31,	
		2007	**2006**	**2005**
(1)	Change in Projected Benefit Obligation			
(a)	Projected Benefit Obligation at the Beginning of the Year	$38,650,888	$36,349,925	$34,926,383
(b)	Service Cost	1,053,824	1,225,495	1,195,723
(c)	Interest Cost	2,293,540	2,160,719	2,000,099
(d)	Actuarial (Gain) or Loss	(909,856)	541,865	(842,777)
(e)	Benefits Paid	(1,568,572)	(1,529,258)	(1,514,341)
(f)	Change in Plan Provisions	-	-	-
(g)	Curtailment	-	(97,858)	584,838
(h)	Projected Benefit Obligation at the End of the Year	$39,519,824	$38,650,888	$36,349,925
(i)	Accumulated Benefit Obligation (ABO) at the End of the Year	$34,139,719	$33,693,860	$31,966,513
(2)	Change in Plan Assets			
(a)	Fair Value of Plan Assets at the Beginning of the Year	$35,635,214	$32,936,666	$32,385,214
(b)	Actual Return on Plan Assets	1,923,674	3,977,806	2,065,793
(c)	Benefits Paid	(1,568,572)	(1,529,258)	(1,514,341)
(d)	Employer Contributions	250,000	250,000	-
(e)	Fair Value of Assets at the End of the Year	$36,240,316	$35,635,214	$32,936,666
(3)	Funded Status: (2)(e) - (1)h)	$(3,279,508)	$(3,015,674)	$(3,413,259)
(4)	Amounts Recognized in the Statement of Financial Position Before Applying FAS 158			
(a)	Prepaid (Accrued) Benefit Cost	$(3,466,255)	$(2,070,740)	$(721,333)
(b)	Net Asset (liability)	$(3,466,255)	$(2,070,740)	$(721,333)
(c)	Charge to Accumulated Other Comprehensive Income:	-	-	-
(5)	Adjustments Caused by Applying FAS 158			
(a)	Increase in Net Asset (Liability): (3) – (4)(b)	$186,747	$(944,934)	N/A
(b)	Increase in Charge to Accumulated Other Comprehensive Income:	(29,768)	207,885	N/A
(c)	Increase in Charge to Regulatory Asset – retirement plans	(156,979)	737,049	N/A
(d)	Subtotal of Adjustments: (a)+(b)+(c)	$ -	$ -	N/A
(6)	Amount Recognized in Statement of Financial Position After applying FAS 158			
(a)	Net Asset (Liability): (4)(b) + (5)(a)	$(3,279,508)	$(3,015,674)	$(721,333)
(b)	Charge to Accumulated Other Comprehensive Income: (4)(c) + (5)(b)	$(29,768)	$207,885	-
(c)	Regulatory Asset-Retirement Plans (5) (c)	$(156,979)	$737,049	-
(7)	Net Asset (Liability) Recognized in the Statement of Financial Position After applying FAS 158			
(a)	Noncurrent Assets	-	-	N/A
(b)	(Current Liabilities)	-	-	N/A

			2007	2006	2005
	(c)	(Noncurrent Liabilities)	$(3,279,508)	$(3,015,674)	N/A
	(d)	Total Net Asset (Liability): (a) + (b) + (c)	$(3,279,508)	$(3,015,674)	N/A
(8)		Amount Recognized in Accumulated Other Comprehensive Income And Regulatory Asset –Retirement Plans After applying FAS 158			
	(a)	Transition Obligation (Asset)	-	-	N/A
	(b)	Prior Service Cost (Credit)	$3,255,374	$3,992,489	N/A
	(c)	Net (Gain)	(3,442,121)	(3,047,555)	N/A
	(d)	Total	$(186,747)	$944,934	N/A
(9)		Weighted Average Assumption at End of Year			
	(a)	Discount Rate	6.65%	6.00%	5.90%
	(b)	Rate of Compensation Increase	3.90%	3.25%	3.15%
	(c)	Mortality	RP-2000	GAM 83	GAM 83

The following table provides the components of net periodic benefit cost for the plans for fiscal years 2007, 2006 and 2005:

Net Periodic Pension Costs

			Years Ended December 31,		
			2007	**2006**	**2005**
(1)		Service Cost	$1,053,824	$1,225,495	$1,195,723
(2)		Interest Cost	2,293,540	2,160,719	2,000,099
(3)		Expected Return on Plan Assets	(2,438,964)	(2,426,064)	(2,485,985)
(4)		Amortization of Transition Obligation/(Asset)	-	-	-
(5)		Amortization of Prior Service Cost	737,115	737,115	737,115
(6)		Amortization of Net (Gain)	-	-	-
(7)		Total FAS 87 Net Periodic Pension Cost	$1,645,515	$1,697,265	$1,446,952
(8)		FAS 88 Charges / (Credits)			
	(a)	Curtailment	-	(97,858)	-
(9)		Total Net Periodic Pension Cost and Comprehensive Income	$1,645,515	$1,599,407	$1,446,952
(10)		Weighted Average Assumptions			
	(a)	Discount Rate at Beginning of the Period	6.00%	5.90%	5.75%
	(b)	Expected Return on Plan Assets	8.50%	8.50%	8.50%
	(c)	Rate of Compensation Increase	3.25%	3.15%	3.00%

Plan Assets

			Target Allocation	**Percentage of Plan Assets at December 31**		
			2008	**2007**	**2006**	**2005**
(1)		Plan Assets				
	(a)	Equity Securities	40% - 75%	64%	68%	67%
	(b)	Debt Securities	25% - 50%	36%	30%	32%
	(c)	Real Estate	0% - 0%	0%	0%	0%
	(d)	Other	0% - 15%	0%	2%	1%
	(e)	Total		100%	100%	100%

Expected Return on Plan Assets

The expected rate of return on plan assets is 8.5%. The Company expects 8.5% to fall within the 50 to 60 percentile range of returns on investment portfolios with asset diversification similar to that of the Pension Plan's target asset allocation.

Investment Policy and Strategy

The Company has established and maintains an investment policy designed to achieve a long-term rate of return, including investment income and appreciation, sufficient to meet the actuarial requirements of the Pension Plan. The Company seeks to accomplish its return objectives by investing in a diversified portfolio of equity, fixed income and cash securities seeking a balance of growth and stability as well as an adequate level of liquidity for pension distributions as they fall due. Plan assets are constrained such that no more than 10% of the portfolio will be invested in any one issue.

Cash Flows

(1)	Expected Contributions for Fiscal Year Ending December 31, 2008		
	(a)	Expected Employer Contributions	$250,000
	(b)	Expected Employee Contributions	-
(2)	Estimated Future Benefit Payments Reflecting Expected Future Service for the years ending December 31,		
	(a)	2008	$1,854,039
	(b)	2009	$2,012,880
	(c)	2010	$2,141,170
	(d)	2011	$2,237,970
	(e)	2012	$2,370,069
	(f)	2013 – 2017	$14,320,239
(3)	Amount of Plan Assets Expected to be Returned to the Employer in the Fiscal Year Ending 12/31/08		-

Other Accounting Items

		Years Ended December 31,		
		2007	**2006**	**2005**
(1)	Market-Related Value of Assets as of the Beginning of fiscal year	$31,290,939	$29,290,131	$30,016,761
(2)	Amount of Future Annual Benefits of Plan Participants Covered by Insurance Contracts Issued by the Employer or Related Parties	$ 0	$ 0	$ 0
(3)	Alternative Amortization Methods Used to Amortize			
	(a) Prior Service Cost	Straight Line	Straight Line	Straight Line
	(b) Unrecognized Net (Gain) or Loss	Straight Line	Straight Line	Straight Line
(4)	Average Future Service	10.56	10.80	10.95
(5)	Employer Commitments to Make Future Plan Amendments (that Serve as the Basis for the Employer's Accounting for the Plan)	None	None	None
(6)	Description of Special or Contractual Termination Benefits Recognized During the Period	N/A	N/A	N/A
(7)	Cost of Benefits Described in (6)	N/A	N/A	N/A
(8)	Explanation of Any Significant Change in Benefit Obligation or Plan Assets not Otherwise Apparent in the Above Disclosures	N/A	N/A	N/A
(9)	Measurement Date Used	December 31, 2007	December 31, 2006	December 31, 2005

B. Medical Plan

The Company sponsors a postretirement medical program. The medical plan is contributory with participants' contributions adjusted annually. The following tables provide required financial disclosures over the three-year period ended December 31, 2007:

Benefit Obligations and Funded Status

			Fiscal Year Ending		
			12/31/2007	12/31/2006	12/31/2005
(1)		Change in Accumulated Postretirement Benefit Obligation (ABO)			
	(a)	Accumulated Postretirement Benefit Obligation at the Beginning of the Year	$1,865,353	$2,343,583	$1,925,254
	(b)	Service Cost	54,603	59,982	100,054
	(c)	Interest Cost	95,348	105,483	127,312
	(d)	Actuarial (Gain) or Loss	(329,969)	(568,755)	282,812
	(e)	Benefits Paid	(96,975)	(117,459)	(135,166)
	(f)	Change in Plan Provisions	-	-	-
	(g)	Plan Participant's Contributions	33,193	42,519	43,317
	(h)	Accumulated Postretirement Benefit Obligation at the End of the Year	$1,621,553	$1,865,353	$2,343,583
(2)		Change in Plan Assets			
	(a)	Fair Value of Plan Assets at the Beginning of the Year	$ -	$ -	$ -
	(b)	Benefits Paid	(96,975)	(117,459)	(135,166)
	(c)	Employer Contributions	63,782	74,940	91,849
	(d)	Plan Participant's Contributions	33,193	42,519	43,317
	(e)	Fair Value of Assets at the End of the Year	-	$ -	$ -
(3)		Net Amount Recognized			
	(a)	Funded Status: (2)(e) - (1)(h)	$(1,621,553)	$(1,865,353)	$(2,343,583)
(4)		Amounts Recognized in the Statement of Financial Position Before Applying FAS 158			
	(a)	Prepaid (Accrued) Benefit Cost	$(2,138,886)	$(2,057,833)	$(1,942,393)
	(b)	(Additional Liability due to an Unfunded ABO)	-	-	-
	(c)	Intangible Asset	-	-	-
	(d)	Net Asset (Liability): (a) + (b) + (c)	$(2,138,886)	$(2,057,833)	$(1,942,393)
	(e)	Charged to Accumulated Other Comprehensive Income:	-	-	-
(5)		Adjustments Caused by Applying FAS 158			
	(a)	Increase in Net Asset (Liability): (3) – (4)(d)	$517,333	$192,480	N/A
	(b)	Increase in charge to Accumulated Other Comprehensive Income:	(110,565)	(42,346)	N/A
	(c)	Increase in charge to Regulatory Asset-retirement plans	(406,768)	(150,134)	N/A
	(d)	Subtotal of Adjustments: (a) + (b) + (c)	$ -	$ -	N/A
(6)		Amounts Recognized in the Statement of Financial Position After applying FAS 158			
	(a)	Net Asset (Liability): (4)(d) +(5)(a)	$(1,621,553)	$(1,865,353)	$(1,942,393)
	(b)	Charge to Accumulated Other Comprehensive Income: (4)(e) + (5)(b)	(110,565)	(42,346)	-
	(c)	Charge to Regulatory Asset-Retirement Plans (5)(c)	(406,768)	(150,134)	-

(7)	Net Asset (Liability) Recognized in the Statement of Financial Position After Applying FAS 158			
(a)	Noncurrent Assets	$ -	$ -	N/A
(b)	(Current Liabilities)	(88,176)	(150,589)	N/A
(c)	(Noncurrent Liabilities)	(1,533,377)	(1,714,764)	N/A
(d)	Total Net Asset (Liability): (a) + (b) + (c)	$(1,621,553)	$(1,865,353)	N/A
(8)	Amounts Recognized in Accumulated Other Comprehensive Income and Regulatory Asset After Applying FAS 158			
(a)	Transition Obligation (Asset)	$214,470	$257,366	N/A
(b)	Prior Service Cost (Credit)	-	-	N/A
(c)	Net (Gain) or Loss	(731,803)	(449,846)	N/A
(d)	Total	$(517,333)	$(192,480)	N/A
(9)	Weighted Average Assumptions at the End of the Year			
(a)	Discount Rate	6.45%	6.00%	5.90%
(b)	Rate of Compensation Increase	N/A	N/A	N/A
(c)	Mortality	RP-2000	GAM 83	GAM 83
(10)	Assumed Health Care Cost Trend Rates			
(a)	Health Care Cost Trend Rate Assumed for Next Year	10.50%	11.50%	9.00%
(b)	Ultimate Rate	5.00%	5.00%	5.00%
(c)	Year that the Ultimate Rate is Reached	2014	2014	2010

Net Periodic Postretirement Benefit Cost

		Years ended December 31, 2007	2006	2005
(1)	Service Cost	$54,603	$59,982	$100,054
(2)	Interest Cost	95,348	105,483	127,312
(3)	Amortization of Transition Obligation/(Asset)	42,896	42,896	42,896
(4)	Amortization of Prior Service Cost	-	-	-
(5)	Amortization of Net (Gain) or Loss	(48,012)	(17,981)	-
(6)	Total Net Periodic Benefit Cost	$144,835	$190,380	$270,262
(7)	Weighted Average Assumptions			
(a)	Discount Rate	6.00%	5.90%	5.75%
(b)	Expected Return on Plan Assets	N/A	N/A	N/A
(c)	Rate of Compensation Increase	N/A	N/A	N/A
(8)	Assumed Health Care Cost Trend Rates			
(a)	Health Care Cost Trend Rate Assumed for Current Year	11.50%	12.50%	10.00%
(b)	Ultimate Rate	5.00%	5.00%	5.00%
(c)	Year that the Ultimate Rate is Reached	2014	2014	2010

ANNUAL REPORT

Expected Amortizations

		Years ended December 31, 2007	2006	2005
(1)	Expected Amortization of Transition Obligation (Asset)	$42,896	$42,896	N/A
(2)	Expected Amortization of Prior Service Cost (Credit)	-	-	N/A
(3)	Expected Amortization of Net Loss (Gain)	(51,238)	(48,012)	N/A
(9)	Impact of One-Percentage-Point Change in			
	Assumed Health Care Cost Trend Rates	Increase	Decrease	
	(a) Effect on Service Cost + Interest Cost	$19,948	$(17,221)	
	(b) Effect on Postretirement Benefit Obligation	$185,949	$(162,342)	

Plan Assets

			Target Allocation 2008	Percentage of Plan Assets at December 31 2007	2006	2005
(1)	Plan Assets					
	(a)	Equity Securities	N/A	N/A	N/A	N/A
	(b)	Debt Securities	N/A	N/A	N/A	N/A
	(c)	Real Estate	N/A	N/A	N/A	N/A
	(d)	Other	N/A	N/A	N/A	N/A
	(e)	Total	N/A	N/A	N/A	N/A

Cash Flows

(1) Expected Contributions for Fiscal Year Ending 12/31/2008

(a)	Expected Employer Contributions	$88,176
(b)	Expected Employee Contributions	$30,968

(2) Estimated Future Benefit Payments Reflecting Expected Future Service for the Fiscal Year(s) Ending

		Total	Medicare Part-D Reimbursement	Employee	Employer
(a)	12/31/2008	$126,474	$7,330	$30,968	$88,176
(b)	12/31/2009	$130,300	$8,172	$33,442	$88,686
(c)	12/31/2010	$166,738	$8,678	$39,755	$118,305
(d)	12/31/2011	$180,399	$9,266	$41,073	$130,060
(e)	12/31/2012	$204,537	$9,819	$45,314	$149,404
(f)	12/31/2013 – 12/31/2017	$1,136,086	$66,675	$253,092	$816,319

(3) Amount of Plan Assets Expected to be Returned to the Employer in the Fiscal Year Ending 12/31/08 — $0

Other Accounting Items

		Years Ended December 31,		
		2007	**2006**	**2005**
(1)	Market-Related Value of Assets	N/A	N/A	N/A
(2)	Amount of Future Annual Benefits of Plan Participants Covered by Insurance Contracts Issued by the Employer or Related Parties			
(3)	Alternative Amortization Methods Used to Amortize			
	(a) Prior Service Cost	Straight Line	Straight Line	Straight Line
	(b) Unrecognized Net (Gain) or Loss	Straight Line	Straight Line	Straight Line
(4)	Average Future Service	10.90	11.10	13.35
(5)	Employer Commitments to Make Future Plan Amendments (that Serve as the Basis for the Employer's Accounting for the Plan)	None	None	None
(6)	Description of Special or Contractual Termination Benefits Recognized During the Period	N/A	N/A	N/A
(7)	Cost of Benefits Described in (6)	N/A	N/A	N/A
(8)	Explanation of Any Significant Change in Benefit Obligation or Plan Assets not Otherwise Apparent in the Above Disclosures	N/A	N/A	N/A
(9)	Measurement Date Used	December 31, 2007	December 31, 2006	December 31, 2005

Discount Rate Assumption
The discount rate assumption used to determine the postretirement benefit obligations is based on current yield rates in the double A bond market. The current year's discount rate was selected using a method that matches projected payouts from the plan with a zero-coupon double A bond yield curve. This yield curve was constructed from the underlying bond price and yield data collected as of the plan's measurement date and is represented by a series of annualized, individual discount rates with durations ranging from six months to thirty years. Each discount rate in the curve was derived from an equal weighting of the double A or higher bond universe, apportioned into distinct maturity groups. These individual discount rates are then converted into a single equivalent discount rate, which is then used for FAS discount purposes. To assure that the resulting rates can be achieved by a postretirement benefit plan, only bonds that satisfy certain criteria and are expected to remain available through the period of maturity of the plan benefits are used to develop the discount rate. Prior years' discount rate assumptions were set based on investment yields available on double A, long-term corporate bonds.

Actuarial Equivalent
In determining "Actuarial Equivalence," a prescription drug pricing tool was used. This tool allowed us to determine the estimated Per Member Per Month (PMPM) prescription drug cost for both the Company plan and the Medicare plan. The two PMPM's were adjusted for monthly retiree contributions. We assumed that 60% of the monthly combined medical and prescription drug retiree contribution for the Company plan applies towards prescription drugs. Because the subsidy is the same regardless of the cost sharing structure (unless the plan is not "Actuarial Equivalent"), in general a plan that has higher cost sharing would reduce their annual cost as a percentage greater than a plan would that has lower cost sharing.

Voluntary Prescription Drug Coverage
Legislation enacted in December 2003 provides for the addition of voluntary prescription drug coverage under Medicare starting in 2006. The legislation also provides for a 28% tax-free subsidy for each qualified covered retiree's drug cost between certain thresholds if the employer's coverage is at least actuarially equivalent to the standard Medicare drug benefit. Based on the final regulations issued by the Centers for Medicare and Medicaid Services on January 21, 2005, we determined our prescription drug coverage of the Postretirement Medical Benefits plan to be actuarially equivalent to Medicare Part D.

C. Health Plan
In December 2003, the Company became fully insured for its employee and retiree's medical insurance. Net health care benefits paid by the Company were approximately $1.8 million in 2007, $1.7 million in 2006 and $1.6 million in 2005 excluding administrative and stop-loss insurance.

D. 401K Plan
The Company has discontinued eligibility to the defined benefit pension plan for all new hires, and replaced it with a new 401K match.

For new hires not eligible for the defined benefit pension plan, we established an employer match to the employee's contribution to their 401K plans. It provides for a company match of 50% for each dollar contributed by the employee, up to 6% of their salary, for a Company contribution of up to 3%. Beginning in 2007, for non-union employees the plan was enhanced to provide a company match of 100% for the first 2% of an employee's contribution, and a match of 50% for the next 4% of an employee's contribution, for a total company match of up to 4%. This enhanced match was successfully negotiated with our six union contracts in 2007. Employees are automatically enrolled at 3% contribution, with the option of opting out, and are eligible for the company match after six months of continuous service, with vesting of 100% after three years of continuous service.

E. Employee Stock Purchase Plan

The Company offers an employee stock purchase plan to substantially all of its employees. The plan offers a 15% discount on the Company's stock at market price fixed six months prior to the date of purchase. The recorded stock compensation expense relating to the Company's employee stock purchase plan is not material.

13. Segment Information

The Company is organized into two regulated business segments: natural gas and electric, and one non-regulated business segment, propane gas. There are no material inter-segment sales or transfers.

Identifiable assets are those assets used in the Company's operations in each business segment. Common assets are principally cash and overnight investments, deferred tax assets and common plant.

Business segment information for 2007, 2006 and 2005 is summarized as follows:

(Dollars in thousands)	2007	2006	2005
Revenues			
Natural gas	$ 64,850	$ 71,139	$ 69,094
Electric	55,521	48,527	47,450
Propane gas	16,171	15,115	13,741
Consolidated	$ 136,542	$ 134,781	$ 130,285
Operating income, excluding income tax			
Natural gas	$ 4,647	$ 6,118	$ 6,049
Electric	2,653	3,053	3,502
Propane gas	1,521	1,006	1,086
Consolidated	$ 8,821	$ 10,177	$ 10,637
Identifiable assets			
Natural gas	$ 99,295	$ 93,689	$ 96,106
Electric	54,202	52,251	51,317
Propane gas	19,371	19,239	19,567
Common	19,476	16,055	15,676
Consolidated	$ 192,344	$ 181,234	$ 182,666
Depreciation and amortization			
Natural gas	$ 4,374	$ 4,095	$ 3,928
Electric	2,714	2,610	2,404
Propane gas	898	720	621
Common	300	317	313

Consolidated	$ 8,286	$ 7,742	$ 7,266
Construction expenditures			
Natural gas	$ 11,134	$ 7,643	$ 6,357
Electric	4,387	3,184	3,775
Propane gas	773	1,885	2,133
Common	446	404	176
Consolidated	$ 16,740	$ 13,116	$ 12,441
Income tax expense			
Natural gas	$ 730	$ 1,336	$ 1,283
Electric	430	546	666
Propane gas	272	110	245
Common	265	246	93
Consolidated	$ 1,697	$ 2,238	$ 2,287

14. Quarterly Financial Data (Unaudited)

The quarterly financial data presented below reflects the influence of seasonal weather conditions, the timing of rate increases and the migration of winter residents and tourists to Central and South Florida during the winter season.

(Dollars in thousands, except per share amounts):	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007				
Revenues	$ 38,612	$ 32,468	$ 31,641	$ 33,821
Gross profit	$ 13,843	$ 11,769	$ 11,062	$ 12,047
Operating income	$ 3,738	$ 1,596	$ 1,414	$ 2,073
Earnings before income taxes	$ 2,827	$ 607	$ 519	$ 1,045
Net Income	$ 1,798	$ 410	$ 355	$ 738
Earnings per common share (basic and diluted)	$ 0.30	$ 0.07	$ 0.06	$ 0.12
2006				
Revenues	$ 43,410	$ 29,975	$ 29,535	$ 31,861
Gross profit	$ 14,197	$ 11,499	$ 10,987	$ 12,127
Operating income	$ 4,528	$ 2,065	$ 1,263	$ 2,321
Earnings before income taxes	$ 3,507	$ 1,162	$ 384	$ 1,354
Net Income	$ 2,221	$ 738	$ 335	$ 875
Earnings per common share (basic and diluted)	$ 0.37	$ 0.12	$ 0.05	$ 0.14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of FPU:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Florida Public Utilities Company and its wholly-owned subsidiary, Flo-Gas Corporation as of December 31, 2007 and 2006 and the related consolidated statements of income, comprehensive income, common shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Florida Public Utilities Company and its wholly-owned subsidiary, Flo-Gas Corporation at December 31, 2007 and 2006, and the results of its operation and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standard Board (FASB) Interpretation No. 48 "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)" and FASB Staff Position No. FIN 48-1 "Definition of Settlement in FASB Interpretation No. 48."

BDO Seidman, LLP
Certified Public Accountants
West Palm Beach, Florida
March 25, 2008

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our CEO and CFO, of the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on evaluation, our CEO and CFO have concluded that, as of December 31, 2007, our disclosure controls and procedures were effective in that they provide reasonable assurance that information required to be disclosed by us in our reports filed or submitted under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's annual report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on such assessment and those criteria, management believes that the Company's internal control over financial reporting was effective as of December 31, 2007.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting during the fiscal quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this item concerning directors and nominees of the Registrant will be included under the caption "Information About Nominees and Continuing Directors" in the Registrant's Proxy Statement for the 2008 Annual Meeting of Shareholders (the "2008 Proxy Statement") and is incorporated by reference herein. Information required by this item regarding the Audit Committee will be included under the caption "Board of Directors and Committees-Audit Committee" in the 2008 Proxy Statement and is incorporated by reference herein. Information required by this Item regarding the code of ethics will be included under the caption "Board of Directors and Committees – Corporate Governance and Communication with Shareholders" in the 2008 Proxy Statement and is incorporated by reference herein. Information required by this Item regarding compliance with Section 16(a) of the Exchange Act will be set forth in the 2008 Proxy Statement under "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated by reference herein. Information required by this Item concerning executive officers is set out in Part I of this Form 10-K, above.

Item 11. Executive Compensation

Information required by this Item concerning executive compensation is included under the captions "Board of Directors and Committees – 2007 Director Compensation", "Executive Compensation", and "Compensation Committee Interlocks and Insider Participation" in the 2008 Proxy Statement and is incorporated by reference herein.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this Item concerning the security ownership of certain of the Registrant's beneficial owners and management is included under the caption "Security Ownership of Management and Certain Beneficial Owners" in the 2008 Proxy Statement and is incorporated by reference herein. See Item 5 above for equity compensation plan information, which is incorporated by reference herein.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information required by this Item concerning director independence is included under the caption "Board of Directors and Committees – Board of Directors" in the 2008 Proxy Statement and is incorporated by reference herein. There were no transactions to report under Item 404 of Regulation S-K.

Item 14. Principal Accountant Fees and Services

Information required by this Item is set forth in the Registrant's 2008 Proxy Statement under the caption "Principal Accountant Fees and Services" and is incorporated by reference herein.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Financial Statements
The following consolidated financial statements of the Company are included herein and in the Registrant's 2007 Annual Report to Shareholders:

Consolidated Statements of Income
Consolidated Statements of Comprehensive Income
Consolidated Balance Sheets
Consolidated Statements of Capitalization
Consolidated Statements of Common Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

(2) Financial Statement Schedules
The following valuation and qualifying accounts table is included in Note 1.I. herein and in the Registrant's 2007 Annual Report to Shareholders:

Allowance for Doubtful Accounts

(3) Exhibits

3(i) Amended Articles of Incorporation (Incorporated herein by reference as Exhibit 3(i) to FPU's quarterly report on Form 10-Q for the period ended June 30, 2002. SEC File No. 1-10608)

3(ii) Amended By-Laws (Incorporated herein by reference as Exhibit 3(ii) to FPU's quarterly report on Form 10-Q for the period ended June 30, 2002. SEC File No. 1-10608)

4(a) Indenture of Mortgage and Deed of Trust of FPU dated as of September 1, 1942 (Incorporated by reference herein to Exhibit 7-A to Registration No. 2-6087)

4(b) Fourteenth Supplemental Indenture dated September 1, 2001. (Incorporated by reference to exhibit 4(b) on FPU's annual report on Form 10-K for the year ended December 31, 2001)

4(c) Fifteenth Supplemental Indenture dated November 1, 2001. (Incorporated by reference to exhibit 4(c) on FPU's annual report on Form 10-K for the year ended December 31, 2001)

10(a) First Amendment to Amended and Restated Loan Agreement and Promissory Note between FPU and Bank of America dated August 25, 2006. (Incorporated by reference to exhibit 10(2) on FPU's Form 10-Q for third quarter ending September 30, 2006, File No. 001-10608)

10(b) Contract for the transportation of natural gas between FPU and the City of Lake Worth dated March 25, 1992 (Incorporated by reference to exhibit 10(f) on FPU's Form S-2 for July 1992, File No. 0-1055)

10(c) Contract for the purchase of electric power between FPU and Jacksonville Electric Authority dated January 29, 1996. (Incorporated by reference to exhibit 10(h) on FPU's annual report on Form 10-K for the year ended December 31, 2000)

10(d) Contract for the purchase of electric power between FPU and Gulf Power Company effective November 21, 1996. (Incorporated by reference to exhibit 10(i) on FPU's annual report on Form 10-K for the year ended December 31, 2000)

10(e) Contract for the purchase of as-available capacity and energy between FPU and Container Corporation of America dated September 19, 1985 (Incorporated by reference to exhibit 10(i) on FPU's Form S-2 for July 1992, File No. 0-1055)

10(f) Contract for the sale of electric service between FPU and Container Corporation of America dated August 26, 1982 (Incorporated by reference to exhibit 10(j) on FPU's Form S-2 for July 1992, File No. 0-1055)

10(g) Contract for the sale of electric service between FPU and ITT Rayonier Inc. Dated April 1, 1982 (Incorporated by reference to exhibit 10(k) on FPU's Form S-2 for July 1992, File No. 0-1055)

10(h) Form of Stock Purchase and Sale Agreement between FPU and three persons who, upon termination of two trusts, will become the record and beneficial owners of an aggregate of 313,554 common shares of the Registrant (Incorporated by reference to exhibit 10(p) on FPU's Form S-2 for July 1992, File No. 0-1055)

10(i) Contract for the sale of certain assets comprising FPU's water utility business to the City of Fernandina Beach dated December 3, 2002. (Incorporated by reference to exhibit 10(o) on FPU's annual report on Form 10-K for the year ended December 31, 2002)

10(j) Transportation agreement between FPU and the City of Lake Worth (Incorporated by reference to exhibit 99.2 on FPU's Form 8-K filed April 4, 2003, File No. 001-10608)

10(k) A Mutual Release agreement, as of March 31, 2003, by and between FPU, Lake Worth Generation, LLC, The City of Lake Worth, and The AES Corporation. (Incorporated by reference to exhibit 99.3 on FPU's Form 8-K filed April 4, 2003, File No. 001-10608)

10(l)	Amended and Restated loan agreement between FPU and Bank of America, N.A. dated October 29, 2004. (Incorporated by reference as exhibit 10(n) on FPU's annual report on Form 10-K for the year ended December 31, 2004)
10(m)	Security agreement between FPU and Bank of America, N.A. dated October 29, 2004. (Incorporated by reference as exhibit 10(o) on FPU's annual report on Form 10-K for the year ended December 31, 2004)
10(n) #	Non-Employee Director Compensation Plan, approved by Board of Directors on March 18, 2005. (Incorporated by reference as exhibit 10(p) on FPU's annual report on Form 10-K for the year ended December 31, 2004)
10(o)	Amendment to Electric Service Contract by and between JEA and FPU dated September 25, 2006, effective January 1, 2007. (Incorporated by reference as Exhibit 10.1 to our Form 10-Q, for the quarter ending September 30, 2006, File No. 001-10608)
10(s) *	Contract for the Agreement for Generation Services by and between FPU and Gulf Power Company dated December 28, 2006, effective January 1, 2008 (Incorporated by reference as Exhibit 10(s) on FPU's annual report on Form 10-K for the year ended December 31, 2006)
10(t)	Agreement for the purchase of land in south Florida, dated July 5, 2007. (Incorporated by reference as Exhibit 10.1 to our Form 10-Q, for the quarter ended June 30, 2007)
10(u)	Agreement for the Firm Transportation Service with Florida Gas Transmission, for services beginning 11/01/07, expiring 2/29/2016, Contract No. 107033 (Incorporated by reference as Exhibit 10.1 to our Form 10-Q, for the quarter ended on September 30, 2007)
10(v)	Agreement for Firm Transportation Service with Florida Gas Transmission, for services beginning 11/01/07, expiring 3/31/2022, Contract No. 107034 (Incorporated by reference as Exhibit 10.2 to our Form 10-Q, for the quarter ended on September 30, 2007)
10(w)	Agreement for Firm Transportation Service with Florida Gas Transmission, for services beginning 11/01/07, expiring 2/29/2016, Contract No. 107035 (Incorporated by reference as Exhibit 10.3 to our Form 10-Q, for the quarter ended on September 30, 2007)
10(x)	Agreement with Chevron Natural Gas dated December 13, 2007.
10(y)	Amendment to physical sale Agreement with Inergy Propane, LLC dated October 31, 2007
10(z)	Agreement with Crosstex Gulf Coast Marketing LTD dated December 14, 2007.

10(aa) #	Employment Agreement between the Company and John T. English dated March 31, 2006, amended October 22, 2007
10(ab) #	Employment Agreement between the Company and Charles L. Stein dated March 31, 2006, amended October 22, 2007
10(ac) #	Employment Agreement between the Company and George M. Bachman dated March 31, 2006, amended October 22, 2007
14	Ethics Policy (Incorporated by reference to exhibit 99.3 on FPU's Form 10-K, filed March 30, 2004 File No. 001-10608)
16	Change in certifying accountants (Incorporated herein by reference as exhibit 16 to FPU's current report on Form 8-K, filed April 18, 2003)
21	Subsidiary of the registrant (Incorporated by reference to exhibit 21 on FPU's annual report on Form 10-K, for the year ended December 31, 2000)
23	Independent Registered Public Accounting Firm's Consent BDO Seidman LLP
31.1	Certification of Principal Executive Officer (302)
31.2	Certification of Principal Financial Officer (302)
32	Certification of Principal Executive Officer and Principal Financial Officer (906)

# Denotes management contract or compensatory plan or arrangement

* Confidential treatment is being requested for a portion of this agreement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORIDA PUBLIC UTILITIES COMPANY

/s/ George M. Bachman
George M. Bachman, Chief Financial Officer
(Duly Authorized Officer)

Date: March 25, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the registrant and in the capacities and on the dates indicated.

/s/ John T. English Date: March 25, 2008
John T. English
Chairman of the Board, President, Chief Executive Officer, and Director (Principal Executive Officer)

/s/ George M. Bachman Date: March 25, 2008
George M Bachman, Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

/s/ Ellen Terry Benoit Date: March 25, 2008
Ellen Terry Benoit, Director

/s/ Richard C. Hitchins Date: March 25, 2008
Richard C. Hitchins, Director

/s/ Dennis S. Hudson III Date: March 25, 2008
Dennis S. Hudson III, Director

/s/ Paul L. Maddock, Jr. Date: March 25, 2008
Paul L. Maddock, Jr., Director

/s/ Troy W. Maschmeyer, Jr. Date: March 25, 2008
Troy W. Maschmeyer, Jr., Director

FLORIDA PUBLIC UTILITIES COMPANY
EXHIBIT INDEX

Regulation S-K Item Number	
10(t)	Agreement for the purchase of land in south Florida, dated July 5, 2007.
10(u)	Agreement for the Firm Transportation Service with Florida Gas Transmission, for services beginning 11/01/07, expiring 2/29/2016, Contract No. 107033
10(v)	Agreement for Firm Transportation Service with Florida Gas Transmission, for services beginning 11/01/07, expiring 3/31/2022, Contract No. 107034
10(w)	Agreement for Firm Transportation Service with Florida Gas Transmission, for services beginning 11/01/07, expiring 2/29/2016, Contract No. 107035
10(x)	Agreement with Chevron Natural Gas dated December 13, 2007.
10(y)	Amendment to physical sale Agreement with Inergy Propane, LLC dated October 31, 2007
10(z)	Agreement with Crosstex Gulf Coast Marketing LTD dated December 14, 2007.
10(aa) #	Employment Agreement between the Company and John T. English dated March 31, 2006, amended October 22, 2007
10(ab) #	Employment Agreement between the Company and Charles L. Stein dated March 31, 2006, amended October 22, 2007
10(ac) #	Employment Agreement between the Company and George M. Bachman dated March 31, 2006, amended October 22, 2007
23	Independent Registered Public Accounting Firm's Consent BDO Seidman LLP
31.1	Certification of Principal Executive Officer (302)
31.2	Certification of Principal Financial Officer (302)
32	Certification of Principal Executive Officer and Principal Financial Officer (906)

PROXY

FLORIDA PUBLIC UTILITIES COMPANY
401 SOUTH DIXIE HIGHWAY
WEST PALM BEACH, FLORIDA 33401

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 13, 2008

April 4, 2008

To the Common Shareholders of
FLORIDA PUBLIC UTILITIES COMPANY:

Notice is hereby given that the Annual Meeting of Shareholders of Florida Public Utilities Company will be held at our corporate headquarters, 401 South Dixie Highway, West Palm Beach, Florida 33401, on Tuesday, May 13, 2008, at 11:00 A.M., local time, for the following purposes:

1. Election of two directors to serve for a term expiring in 2011;

2. To approve an amendment to the Company's Employee Stock Purchase Plan to increase the number of shares of common stock available under this plan by 125,000 shares;

3. To ratify the appointment of BDO Seidman, LLP as the Company's independent registered public accounting firm for 2008; and

4. To transact such other business as may properly come before the meeting and all adjournments thereof.

Further information regarding the business to be transacted at the meeting is described in the accompanying Proxy Statement.

Only the holders of record of common stock at the close of business on March 21, 2008 will be entitled to notice of and to vote at the meeting or any adjournment or postponement thereof. Whether or not you plan to attend the meeting, you are respectfully requested to read the accompanying Proxy Statement and then date, sign and return the enclosed proxy. A list of shareholders entitled to vote at the annual meeting will be available for examination by any shareholder at our corporate headquarters for the ten days prior to the annual meeting and at the meeting.

By order of the Board of Directors,

George Bachman
Secretary

PROXY

FLORIDA PUBLIC UTILITIES COMPANY
401 SOUTH DIXIE HIGHWAY
WEST PALM BEACH, FLORIDA 33401

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 13, 2008

The accompanying proxy is solicited on behalf of the Board of Directors of Florida Public Utilities Company (the "Company") for use at the Annual Meeting of Shareholders of the Company (the "Annual Meeting") to be held on Tuesday, May 13, 2008, and at any adjournment or postponement thereof. A shareholder who gives a proxy retains the right to revoke it any time before it is voted. A shareholder may revoke a proxy by sending in another signed proxy with a later date, notifying our Secretary in writing of revocation of the proxy or voting in person at the meeting. A proxy when given and not so revoked will be voted. This proxy statement and the accompanying proxy are being mailed to shareholders commencing on or about April 4, 2008.

The cost of soliciting proxies is to be borne by the Company. The Company will, upon request, pay brokers and other persons holding stock in their names or in the names of nominees, their expenses for sending proxy material to principals and obtaining their proxies. In addition to the solicitation of proxies by mail, proxies may be solicited by personal interview, telephone or facsimile by certain of the Company's employees without additional compensation.

IMPORTANT INFORMATION ABOUT PROXY MATERIAL AVAILABILITY

A copy of our proxy materials, including this proxy statement and our annual report to shareholders, can be found on our website at www.FPUC.com.

STOCK OUTSTANDING AND VOTING RIGHTS

As of March 21, 2008, the record date for the determination of shareholders entitled to vote at the meeting, the Company had outstanding 6,187,175 shares of common stock, $1.50 par value per share, the only class of stock of the Company outstanding and entitled to vote at the meeting. The holders of common stock are entitled to one vote for each share registered in their names on the record date with respect to all matters to be acted upon at the meeting. Only shareholders of record at the close of business on March 21, 2008, the record date, will be entitled to vote at the Annual Meeting or any adjournment or postponement thereof. Assuming a quorum is present, either in person or by proxy, a plurality of the votes cast is required for election of the director nominees and a majority of the shares present in person or by proxy at the meeting is required for approval of the amendment of the Employee Stock Purchase Plan to increase the number of shares available under the Plan and for approval of the ratification of the appointment of BDO Seidman, LLP as the Company's independent registered public accounting firm for 2008. Any shares of common stock that are not voted at the Annual Meeting, whether by abstention, broker non-vote or otherwise, will have no effect on the election of the directors. Shares present at the meeting but not voted by abstention, broker non-vote or otherwise with respect to either of the other proposals will effectively be votes against such proposal. A broker non-vote occurs when a broker returns a proxy card but does not vote on one or more matters because the broker does not have authority to do so.

PROXY

BUSINESS OF THE MEETING

Proposal 1: Election of Directors
To be elected for term ending in 2011

The Board of Directors currently consists of six members organized into three classes, with each director elected to serve for a three-year term. There are presently two directors in Class I (term expiring in 2008), two directors in Class II (term expiring at the 2009 annual meeting) and two directors in Class III (term expiring at the 2010 annual meeting).

Two Class I directors will be elected at our 2008 annual meeting to serve for a three-year term expiring at our annual meeting in the year 2011. The Nominating and Corporate Governance Committee has nominated Mr. Paul L. Maddock, Jr. and Mr. Dennis S. Hudson III for re-election at the meeting. Messrs. Maddock and Hudson are currently serving as Class I directors, Mr. Maddock having previously been elected at the 2005 annual meeting and Mr. Hudson having been elected by the Board of Directors in August 2005 to fill the vacancy created by the expansion of the Board of Directors from five members to six members. Messrs. Maddock and Hudson have consented to serve for a new term. If Mr. Maddock and Mr. Hudson are elected as directors, they will continue in office until their successors have been elected and qualified or their earlier resignation or removal.

Shareholders may vote for not more than two director nominees. The shares represented by proxies which are executed and returned will be voted at the Annual Meeting for the election of Mr. Maddock and Mr. Hudson as directors, unless authority to vote for one or both nominees is expressly withheld. If you sign and return the proxy card without giving any direction, the persons named in the proxy card will vote the proxy representing your shares "FOR" the election of Mr. Maddock and Mr. Hudson.

Should a nominee become unavailable to serve for any reason (which is not anticipated), the proxies (except for those marked to the contrary) will be voted for such other person as may be selected by the Board of Directors of the Company.

PROXY

INFORMATION ABOUT NOMINEES AND CONTINUING DIRECTORS

The following sets out certain information about the nominees for election and the continuing directors of the Company:

	Age	First Became a Director
CLASS I DIRECTORS TO CONTINUE IN OFFICE UNTIL 2011		
Paul L. Maddock, Jr. (1)(2) President of The Maddock Companies, a real estate holding & investment firm, since 1986 Palm Beach, Florida Also serves on board of PRB Energy, Inc., Denver, Colorado and Lydian Bank & Trust, Palm Beach, Florida	58	1998
Dennis S. Hudson III (1) Chairman, since 2005 and Chief Executive Officer, since 1998 of Seacoast Banking Corp. of Florida, a publicly traded bank holding company formed in 1983 Stuart, Florida	52	2005
CLASS II DIRECTORS TO CONTINUE IN OFFICE UNTIL 2009		
Ellen Terry Benoit (3) Investor Palm Beach, Florida	56	2001
John T. English Chairman of the Board since 2006 President and Chief Executive Officer of the Company since 1998; President since 1997	64	1994
CLASS III DIRECTORS TO CONTINUE IN OFFICE UNTIL 2010		
Richard C. Hitchins (1)(2) President of R.C. Hitchins & Co., P.A., a CPA firm, since 1983 President of R.C. Hitchins Financial Services, Inc., a full-service financial planning and investment firm, since 1996 West Palm Beach, Florida	62	1995
Troy W. Maschmeyer, Jr. (2)(3) President and Chief Executive Officer of Maschmeyer Concrete Co. a concrete and steel provider, since 1985 Lake Park, Florida	52	2005

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating and Corporate Governance Committee

The Board of Directors recommends a vote "FOR" the election of Mr. Maddock and Mr. Hudson as directors.

BOARD OF DIRECTORS AND COMMITTEES

Board of Directors

The Company's Board of Directors currently consists of six directors, five of whom are independent under applicable American Stock Exchange Rules. The Board of Directors has affirmatively determined that, in its judgment, each director other than Mr. English meets all applicable independence standards established by the American Stock Exchange. Specifically, the Board considered Ms. Benoit's beneficial ownership of our common stock and concluded that, consistent with American Stock Exchange rules and commentary, stock ownership should not be a bar to a determination of independence.

There are no special arrangements or understandings between any director and any other person pursuant to which any director was elected or is serving. There are no family relationships between or among any of our directors and executive officers.

During 2007 the Board of Directors met five times. The Board has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. All of the directors attended at least 75% of the meetings of the Board of Directors and the committees on which they served during 2007. Board members are encouraged, but not required, to attend the annual shareholders meeting. Four of the members of the Board attended the 2007 annual shareholders meeting.

Corporate Governance and Communications with Shareholders

Our Board of Directors has adopted and maintains corporate governance guidelines. The Board also has adopted a code of ethics that applies to all of our employees and our directors. The code of ethics is posted on our website at www.FPUC.com. The Company intends to disclose future amendments to the code of ethics, as well as any waivers thereof, on the Company's website to the extent permissible by the rules of the Securities and Exchange Commission and the American Stock Exchange. Copies of the corporate governance guidelines and the code of ethics are available in print at no charge to any shareholder who requests them by writing to the Corporate Secretary, 401 South Dixie Highway, West Palm Beach, Florida 33401.

Consistent with our corporate governance guidelines, interested parties, including shareholders, wishing to make their concerns known to the Board of Directors may communicate directly with the non-management members of the Board of Directors by sending written correspondence by mail to Board of Directors, Florida Public Utilities Company, 401 South Dixie Highway, West Palm Beach, Florida 33401. Any written correspondence intended only for the non-management directors should be clearly marked as such.

Audit Committee

The Audit Committee operates under a written charter adopted by the Board of Directors. The functions of the Audit Committee are: (1) to be responsible for the selection, retention and termination of the Company's independent registered public accounting firm; (2) to approve in advance the types of professional services for which the Company would retain the independent registered public accounting firm and consider whether any such service would impair their independence; (3) to review the overall scope of the annual audit and the quarterly reviews, the financial statements and audit results and the independent registered public accounting firm's constructive service comments to management; (4) to meet as needed with the internal audit firm and review the audit work performed and their recommendations; and (5) to provide any additional function it deems necessary in connection with the internal accounting and financial reporting practices of the Company. Our Audit Committee is also responsible for approving any related party transactions. Richard C. Hitchins, Chairman of the Audit Committee, is the Audit Committee's "financial expert," as that term is defined in applicable SEC rules. Other members of the Committee in 2007 were Paul L. Maddock, Jr. and Dennis S. Hudson III. During 2007, the Audit Committee met four times.

Compensation Committee

The functions of the Compensation Committee are: (1) to develop an executive compensation policy and make recommendations with regard to Board of Director compensation; (2) to review and recommend to the Board of Directors adjustments to the salaries of executive officers and the annual adjustment to the compensation of all employees; and (3) to perform such related duties as may be requested by the Board. The Committee operates under a written charter. During 2007, the Compensation Committee met four times. The Committee was chaired by Paul L. Maddock, Jr. Other members of the Committee were Richard C. Hitchins and Troy W. Maschmeyer, Jr.

Nominating and Corporate Governance Committee

The Company has a Nominating and Corporate Governance Committee which has a written charter. The functions of the Nominating and Corporate Governance Committee are to ensure an effective process for overseeing corporate governance matters and to recommend nominees for the Board of Directors. The Committee determines the particular characteristics needed in a Board nominee based on the needs of the Board at a particular point in time. As needed, the Committee will seek to identify and recruit the best available candidates. The following characteristics are minimum qualifications for service on the Board of Directors: demonstrated ability to exercise sound business judgment, strong personal and professional reputation and relevant business or professional experience.

In addition to considering nominees recommended by current Board members and management, the Nominating and Corporate Governance Committee will consider director nominees suggested by shareholders. If a shareholder would like to suggest a person for consideration by the Committee, the shareholder must submit the following information to the Company's Secretary, 401 South Dixie Highway, West Palm Beach, FL 33401: shareholder's name, number of shares owned, length of period held and proof of ownership; name, age and address of nominee; nominee's detailed resume; description of any arrangements or understandings between the shareholder and the nominee; and a signed statement from the candidate confirming his or her willingness to serve on the Board of Directors. Shareholders may submit potential director nominees at any time pursuant to these procedures. The Committee will consider such candidates in connection with annual elections of directors, filling director vacancies, if any, and at other times deemed appropriate by the Committee. If a shareholder seeks to nominate a candidate for director for election at the 2009 annual meeting of shareholders, the shareholder must follow the procedures described under "Shareholder Proposals for 2009 Annual Meeting," below. The Nominating and Corporate Governance Committee was chaired by Ellen Terry Benoit in 2007. Troy W. Maschmeyer, Jr. also served on the Committee in 2007. During 2007, the Nominating and Corporate Governance Committee met once.

The Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee charters are available on our website, www.FPUC.com, under the caption "Investor Information." A copy of any of these charters is also available in print at no charge to any shareholder who requests the charter by writing to the Corporate Secretary, 401 South Dixie Highway, West Palm Beach, Florida 33401.

2007 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Richard C Hitchins	24,000	8,001*(1)	32,001
Paul L Maddock, Jr.	20,500	8,001*(2)	28,501
Ellen T Benoit	13,000	8,001*(3)	21,001
Troy W Maschmeyer, Jr.	15,000	8,001*(4)	23,001
Dennis S Hudson III	16,000	8,001*(5)	24,001

* Represents the value of 630 shares issued at $12.70 per share on May 8, 2007 and is the full value of the shares received.

(1) At December 31, 2007, Richard C. Hitchins held an aggregate 4,121 shares of common stock awards.
(2) At December 31, 2007, Paul L. Maddock, Jr. held an aggregate 3,821 shares of common stock awards.
(3) At December 31, 2007, Ellen T Benoit held an aggregate 3,000 shares of common stock awards.
(4) At December 31, 2007, Troy W Maschmeyer, Jr. held an aggregate 1,228 shares of common stock awards.
(5) At December 31, 2007, Dennis S Hudson III held an aggregate 1,228 shares of common stock awards.

In 2007, each director who was not also an employee of the Company received an annual retainer of $16,000. In addition, the director who served as the Chairman of the Nominating and Corporate Governance Committee was paid an annual retainer of $1,000, the Chairman of the Compensation Committee was paid an annual retainer of $1,500 and the Chairman of the Audit Committee was paid an annual retainer of $3,000. Directors were also paid $1,000 for attendance at each meeting of the Board of Directors of the Company or Flo-Gas Corporation, our wholly owned subsidiary ($1,000 total for both meetings if held on the same day) and per meeting fees of $1,000 for participation in each committee meeting plus reasonable expenses. The director who is an employee of the Company received no additional compensation for attending board meetings.

In 2008, each director who is not also an employee of the Company will receive an annual retainer of $17,000. The Chairman of the Audit Committee will be paid an additional annual retainer of $3,000 and the additional annual retainers for the Chairmen of the Compensation Committee and the Nominating and Corporate Governance Committee of $1,500 and $1,000, respectively, remain unchanged. Directors will also be paid $1,000 for attendance at each meeting of the Board of Directors of the Company or Flo-Gas Corporation, our wholly owned subsidiary ($1,000 total for both meetings if held on the same day) and per meeting fees of $1,000 for participation in each committee meeting plus reasonable expenses. The director who is an employee of the Company will receive no additional compensation for attending board meetings.

On March 18, 2005, at the recommendation of the Compensation Committee, the Board of Directors approved the Non-Employee Director Compensation Plan, subject to approval of the Company's shareholders. Shareholder approval was obtained on May 10, 2005. Pursuant to the Plan, the Company pays to each non-employee director a portion of the annual retainer fee in shares of the Company's common stock at the discretion of the Board of Directors. There are currently five non-employee directors eligible to participate in the Plan. The maximum number of shares of common stock authorized for issuance under the Plan is 25,000. In 2007, 3,150 shares of common stock were issued to directors under the Plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires each of the Company's directors and executive officers, and any beneficial owner of more than 10% of the Company's common stock, to file with the Securities and Exchange Commission initial reports of beneficial ownership of the Company's common stock and reports of changes in such beneficial ownership. Such persons are also required by SEC regulations to furnish the Company with copies of such reports. To the Company's knowledge, based solely on its review of the copies of such reports furnished to the Company during the fiscal year ending December 31, 2007, no director, executive officer or 10% beneficial owner failed to file on a timely basis the reports required by Section 16(a).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee establishes and administers the Company's executive compensation program to support the long-term success of the Company. The objectives of the Committee are to attract and retain high caliber executives, to motivate and reward executives for their performance, and to align the interests of executives with those of the Company's shareholders. The Committee has set a goal of pay around the median level of the salaries of comparable utility companies. To ensure that Board of Directors' objectives are being met, total compensation is organized between base salary and incentive compensation. Eighty percent of total compensation is paid as base salary. Twenty percent of total compensation is paid to management only upon achieving performance goals established by the Compensation Committee and approved by the Board of Directors. The result is a total compensation opportunity significantly dependent upon the Company's performance. The Committee believes this combination adequately balances all of the objectives for management and is in the best interest of shareholders.

Each element of the cash compensation is determined by the following structure:

Base Salary
Base salary is reviewed and established annually. The Company tries to ensure that the base salary ranges reflect competitive job market conditions for similarly situated companies in terms of sales, employees and related factors. In addition, the Committee reviews the salaries paid by similarly situated public utilities. Adjustments to base salaries are made based on job performance and in relationship to the salaries of the comparable companies. The Committee's philosophy generally is to provide a base salary that is at the mid-point of the applicable salary range, particularly in light of the Company's decision to operate with a minimal number of executive officers by assigning each executive officer multiple functions.

Annual Incentive Compensation
The performance objectives tied to the 20% portion of total possible compensation are based on Company performance, usually in the areas of earnings, financial return calculations, customer growth, customer satisfaction levels, and safety performance. An executive may earn all or part of their incentive compensation depending on completion of the performance objectives as determined by the Committee, typically after the end of the fiscal year.

The compensation recommendations of the Committee for the executives are reviewed and approved by the full Board of Directors, except that the Chief Executive Officer does not participate in the review or vote on the approval of executive officer compensation.

For 2007, the Committee reviewed the publicly available executive salary data of other publicly held utilities of comparable size. These companies included Chesapeake Utilities, Delta Natural Gas, Energy South, RGC Resources, Maine & Maritimes Corporation and Unitil. Executive base salaries were increased in 2007 to bring compensation closer to the peer group. While the goal for the executives' total compensation is to be around the mid-point of the peer group, the Company's executive salaries are still below that mark. The Committee will continue to take appropriate steps in future years to reasonably raise salaries to the peer mid-point. In 2007, 64% of the performance objectives were achieved for the incentive portion of compensation. Accordingly, the executives were each paid 64% of their available incentive compensation. The CEO's total possible compensation was $306,250, of which $284,292 was actually earned.

The Company's executive compensation program does not contain non-cash incentive components such as stock options, excess pension awards or long-term incentive plans. All executives are covered by the Company's non-contributory defined benefit pension plan and are eligible to participate in the Company's employee stock purchase plan according to terms and conditions applicable to all employees. To date, the Company has not provided a match for the 401(k) plan for executives.

In 2007 the Compensation Committee considered retaining a compensation consultant to perform a study of executive and director compensation levels at comparable companies in order to establish executive compensation ranges. In the past, the Committee had reviewed publicly available salary information from other public utilities with the assistance of an outside accounting expert. Based on its review of the available compensation consultant information and considerations of cost efficiencies, the Committee determined to continue its past practice. Using a peer group of small electric, gas and combination regulated utility sector companies including Chesapeake Utilities, Delta Natural Gas, Energy South, Maine & Maritimes Corporation, RGC Resources and Unitil, the Committee worked with an outside accountant to generate a report on the salary levels for comparable officers at those companies. Based on this data, the Committee found that the mid-point of the salary ranges for the comparable officer positions was somewhat higher than current compensation levels for the Company's executives. The Committee adjusted salaries for the executives in late 2007 for 2008. The 2007 total salary (including the incentive portion) for each of the CEO, COO and CFO is $284,292, $208,868 and $191,462, respectively. The Committee has established Company performance goals which must be attained in 2008 in order for the executives to earn the incentive portion of their compensation for 2008. These goals are consistent with those set for 2007 relating to share performance, financial return calculations, customer growth, customer satisfaction levels and safety performance.

The Committee believes that the total compensation paid to Messrs. English, Bachman and Stein was appropriate in light of the results achieved by the Company under their leadership.

Compensation Committee Report

The Committee reviewed and discussed the foregoing compensation discussion and analysis with Company management. Based upon this review and discussion, the Committee recommended to the full Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement for filing with the Securities and Exchange Commission.

Paul L. Maddock, Jr., Chairman
Richard C. Hitchins
Troy W. Maschmeyer, Jr.

Summary Compensation Table

The following table summarizes the annual compensation paid to the Company's chief executive officer and each other executive officer (the "named executive officers"):

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (1) ($)	Total ($)
John T. English	2007	245,000	39,292	42,458	326,750
Chairman of the Board, President and Chief Executive Officer	2006	230,000	38,640	53,853	322,493
George M. Bachman	2007	165,000	26,462	51,492	242,954
Chief Financial Officer, Secretary and Treasurer	2006	155,000	26,040	59,770	240,810
Charles L. Stein	2007	180,000	28,868	148,623	357,491
Senior Vice President and Chief Operating Officer	2006	170,000	28,560	121,653	320,213

The Company had no stock option plan or long-term incentive plan for 2006 or 2007.

(1) The aggregate change in the actuarial present value of each officer's accumulated benefit under all defined benefit and actuarial pension plans. No portion is due to preferential earnings on compensation that is deferred on a basis that is not tax-qualified.

Employment Agreements

On March 31, 2006, the Company entered into new employment agreements with each of the named executive officers. Previous employment agreements were in effect June 1, 2003 through May 31, 2006. In October of 2007, the Company entered into amended Agreements with the executives to address new issues pertaining to Section 409A of the Internal Revenue Code.

The new agreements, approved by the Compensation Committee at its March 2006 meeting, provide for an annual base salary for the named executive officer which salary may be adjusted upward from time to time as the Compensation Committee may determine, but may not be decreased without the executive's consent. The agreements provide for the executive's eligibility for additional compensation under the Company's incentive compensation plan which provides for a payment of a percentage of executive's total eligible compensation if certain performance criteria are achieved. The agreement may be terminated by the named executive officer on 30 days' notice for any reason. If the agreement is terminated by the Company without good cause or upon a change of control, or by the executive for good reason, then the executive is entitled to:

- A lump sum severance payment equal to 2.99 times his base and incentive compensation
- Continuation of benefits for two years
- A lump sum payment equal to the actuarial value of 36 months of additional service under the Company's retirement plan
- A lump sum payment equal to the cash value of accrued but untaken vacation for the year of his severance

The agreements include gross-up payment provisions to protect the executive from payment of certain excise taxes imposed under the Internal Revenue Code upon a lump sum payment as contemplated by the agreements.

A "change of control" is defined to include a merger; a change in the composition of the Board of Directors such that less than a majority are current directors or directors recommended by at least a majority of the current board; a sale of all or substantially all of the assets of the Company; a shareholder-approved plan of liquidation or dissolution; and acquisition by any person or group of 20 percent or more of the voting securities of the Company. "Good reason" will exist if the executive's authority or responsibilities are materially reduced without his consent (and in the case of Mr. English, the failure of the stockholders to re-elect him as a director or his removal as a director) or, in the event of a change of control, a change in location of the Company's executive offices of more than 100 miles from West Palm Beach. The agreements include indemnification provisions requiring the Company to indemnify the executive to the fullest extent permitted by the Company's charter documents.

Retirement Plan

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
John T English	Employee's Pension Plan of Florida Public Utilities	34	1,702,480	0
George M Bachman	Employee's Pension Plan of Florida Public Utilities	23	429,732	0
Charles L Stein	Employee's Pension Plan of Florida Public Utilities	28	1,104,393	0

The Company maintains a defined benefit pension plan for substantially all employees hired prior to January 1, 2006, or a later date in 2006, depending upon collective bargaining agreements. Plan benefits are based on an employee's years of credited service and average Plan compensation during his highest 3 consecutive years in his last 10 years of service. The following table shows estimated annual benefits payable upon normal retirement to persons in specified remuneration and year-of-service classifications.

Average Final Compensation during the Member's Highest 3 of the Last 10 Years of Credited Service	Estimated Annual Retirement Benefit at Age 65 in 2008 of a Plan Member for Representative Years of Service					
	15 Years	20 Years	25 Years	30 Years	35 Years	40 Years
$ 20,000	4,500	6,000	7,500	9,000	10,500	12,000
40,000	9,000	12,000	15,000	18,000	21,000	24,000
60,000	14,400	19,100	23,900	28,700	33,500	38,300
80,000	21,700	28,900	36,200	43,400	50,700	57,900
100,000	29,100	38,700	48,400	58,100	67,800	77,500
120,000	36,400	48,500	60,700	72,800	85,000	97,100
140,000	43,800	58,300	72,900	87,500	102,100	116,700
160,000	51,100	68,100	85,200	102,200	119,300	136,300
180,000	58,500	77,900	97,400	116,900	136,400	155,900
200,000	65,800	87,700	109,700	131,600	153,600	175,500
220,000	73,200	97,500	121,900	146,300	170,700	195,100
230,000 and above	76,800	102,400	128,100	153,700	179,300	204,900

Compensation under the Plan is the regular salary paid to an employee for service rendered to the Corporation, including commissions but excluding any bonuses and pay for overtime or special pay. Mr. Bachman, Mr. English, and Mr. Stein have completed 23, 34 and 28 years of credited service, respectively, in the Plan.

The benefits shown in the above table are straight-life annuity amounts for a plan member retiring at age 65 in 2008 with the indicated years of service. They are not subject to any deduction for Social Security or other offset amounts. The benefit formula is dependent in part on each employee's Social Security Covered Compensation, which varies by year of birth and is an average of Social Security taxable wage bases.

The normal retirement date is the first day of the month that falls on or follows the date on the employee reaches age 65, or the fifth anniversary of participation in the Plan, if later than age 65. At that time the annual benefit, payable monthly, is computed as follows:

1.50% of the Average Final Compensation multiplied by the years of Credited Service, plus

0.95% of the Average Final Compensation that is in excess of the amount of Covered Compensation multiplied by the years of your Credited Service.

An employee may retire before the normal retirement date if they have reached age 55 and completed 10 years of Credited Service. The benefit will be actuarially reduced to reflect the longer period of time that the employee will be receiving the benefits than if the payments had started at normal retirement age. However, if the employee has 30 years of Credited Service, there is only a reduction if the employee collects benefits before age 60.

Mr. English and Mr. Stein are currently eligible for early retirement benefits under the Plan. Mr. English would receive the entire amount of benefit without reduction, since he has over 30 years of Credited Service. Mr. Stein would receive a reduction of 35% from the calculated benefit since he has less than 30 years of Credited Service.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of the Board of Directors' Compensation Committee are Paul L. Maddock, Jr., Richard C. Hitchins and Troy W. Maschmeyer, Jr. None of the members of the Compensation Committee is a current or former officer or employee of the Company or its subsidiary, or has any relationship requiring disclosure under Item 404 of Regulation S-K. In addition, no executive officer or director of the Company serves on the board of directors or compensation committee of another company where an executive officer or director of the other company also serves on the Board of Directors or Compensation Committee of the Company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following chart sets forth those persons known to the Company to be the beneficial owners of more than five percent of the Company's common stock and of the Company's directors and named executive officers based on 6,187,175 shares issued and outstanding as of March 15, 2008. Except as otherwise provided, stock ownership is as of March 15, 2008 and the address of each person listed is 401 South Dixie Highway, West Palm Beach, Florida 33401:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Gabelli Funds Inc. et al One Corporate Center Rye, New York 10580-1434	590,967 Direct (1)	9.55%
Ellen Terry Benoit	219,578 Direct	3.55%
Paul L. Maddock, Jr.	40,733 Direct	Less than 1%
Richard C. Hitchins	6,955 Direct	Less than 1%
Troy W. Maschmeyer, Jr.	1,630 Direct	Less than 1%
Dennis S. Hudson III	1,228 Direct	Less than 1%
John T. English	30,173 Direct	Less than 1%
Charles L. Stein	22,115 Direct	Less than 1%
George M. Bachman	14,258 Direct	Less than 1%
All directors and officers as a group (8) persons	335,670	5.43%

(1) As reported to the Company by GAMCO Investors, Inc. and its affiliates as of January 18, 2008

PROXY

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of BDO Seidman, LLP, served as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007 and has been appointed to serve for the fiscal year ending December 31, 2008. Representatives of BDO Seidman, LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they so desire and are expected to respond to appropriate questions from shareholders.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by BDO Seidman, LLP ("BDO Seidman") for the fiscal years ended December 31, 2007 and 2006:

		2007	2006
Audit Fees		$240,000	$220,000
Audit Related Fees		0	0
Tax Fees		0	0
All Other Fees – 401(k) & Pension Audits		32,500	0
	Total	$272,500	$220,000

The Audit Committee has adopted a policy regarding the pre-approval of audit and permitted non-audit services to be performed by the Company's independent auditors. On an annual basis, the Committee will consider and, if appropriate, approve the provision of audit and non-audit services. Thereafter during the year, the Audit Committee will consider as necessary the provision of any additional audit and non-audit services, which are not encompassed by the annual pre-approval. The Committee has delegated to the Chair of the Audit Committee the authority to pre-approve, on a case-by-case basis, non-audit services to be performed by BDO Seidman which are not encompassed by the Audit Committee's pre-approval, provided that the Chair shall report any decisions to pre-approve such services to the full Committee at its next regular meeting. There were no non-audit services provided by BDO Seidman during the 2007 fiscal year which required consideration of the compatibility of the provision of such services with BDO Seidman's independence.

AUDIT COMMITTEE REPORT

In discharging its oversight responsibility as to the audit process, the Committee obtained from the Company's independent registered public accounting firm, BDO Seidman, LLP, a formal written statement describing all relationships between BDO Seidman and the Company that might bear on BDO Seidman's independence, consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees;" discussed with BDO Seidman any relationships that may impair their objectivity and independence; and satisfied itself as to the BDO Seidman's independence. The Committee also discussed with management and BDO Seidman the quality and adequacy of the Company's internal control over financial reporting. The Committee reviewed with BDO Seidman their audit plans, audit scope, and identification of audit risks.

The Committee discussed and reviewed with BDO Seidman all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and with and without management present, discussed and reviewed the results of BDO Seidman's examination of the financial statements.

The Committee reviewed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2007, with management and with BDO Seidman.

Based on these reviews and discussions, the Committee recommended to the Board of Directors that the Company's 2007 audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the Securities and Exchange Commission.

Date: March 11, 2008

Richard C. Hitchins, Chairman
Paul L. Maddock, Jr.
Dennis S. Hudson III

Proposal 2: Amendment of Employee Stock Purchase Plan Increase in Number of Available Shares

Shareholders of the Company are being asked to approve an amendment of the Company's Employee Stock Purchase Plan ("ESPP") increasing the number of shares available under the Plan by 125,000 shares. The ESPP was originally adopted effective July 1, 1966. It was approved by the Company's shareholders on April 19, 1966. Subject to the approval of the shareholders, the ESPP may be amended to increase the number of shares available under the Plan. In March of 2005, the Board of Directors approved an amendment to increase the number of shares available under the Plan to 100,000. This amendment was approved by the Company's shareholders at the 2005 annual meeting of shareholders. The number of shares remaining available under the Plan as of December 31, 2007 was 24,059. Accordingly, on March 11, 2008, the Board of Directors of the Company approved an amendment to the ESPP to increase the number of shares available in the Plan by 125,000 shares, subject to shareholder approval of the amendment. In the event that shareholder approval is not obtained, the ESPP will be terminated when all currently available shares have been utilized under the Plan.

The ESPP is designed to allow eligible employees of the Company to purchase shares of common stock at six-month intervals through accumulated periodic payroll deductions under the Plan. The following is a summary of the principal features of the Plan. Any shareholder who wishes to obtain a copy of the actual Plan document may do so upon written request to the Corporate Secretary, 401 South Dixie Highway, West Palm Beach, Florida 33401.

Administration. The ESPP is administered by the Treasurer of the Company.

Securities Subject to the ESPP. The number of shares of common stock reserved for issuance under the ESPP was 100,000 prior to the Board's amendment increasing the authorized shares to 225,000.

Eligibility and Participation. Company employees who have completed six months of service with the Company, work over 20 hours per week and are employed by the Company for over five months per calendar year are eligible to participate in the ESPP. As of March 15, 2008, there were approximately 340 employees eligible to participate in the ESPP, including the Company's named executive officers. Participation by such employees is entirely voluntary.

Offering Periods and Purchase Options. Shares of the Company's common stock will be offered under the ESPP through a series of offering periods of six months each. The six-month periods of January 1 to June 30 and July 1 to December 31, are the offering periods during which payroll deductions will be accumulated under the ESPP. At the time the participant joins the offering period, he or she will be granted an option to purchase Company common stock on the last day of such offering period at 85% of the closing price for the common stock on the American Stock Exchange on the day the option is granted, subject to certain limitations imposed by Section 423 of the Internal Revenue Code of 1986, as amended. On March 15, 2008, the closing price of the common stock on the American Stock Exchange was $11.63.

Each employee who continues to be a participant in the ESPP on the last day of the offering period shall be deemed to have exercised the option provided the option price is not greater than the closing price on the American Stock Exchange on such date. The participant will be deemed to have purchased such number of common stock shares as the participant's accumulated payroll deductions will pay for at such option price.

Payroll Deductions. Each participant may authorize periodic payroll deductions of up to 15% of his or her regular pay for purposes of the Plan purchases.

Withdrawals. A participant may withdraw from the ESPP at any time prior to the last day of each offering period by delivering notice to the Company. A participant's rights will automatically terminate upon the participant ceasing to be an employee of the Company. Upon termination all payroll deductions will be refunded to the participant.

Amendment and Termination. The Board of Directors of the Company may amend or terminate the ESPP at any time, provided that material amendments are approved by the shareholders of the Company. The Plan will terminate upon the date on which all shares available for issuance thereunder are sold pursuant to exercised options.

Federal Tax Consequences. The ESPP is intended to be an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. Under a plan which so qualifies, no taxable income will be recognized by a participant and no deductions will be allowable to FPU upon either the grant or the exercise of the options. Taxable income will not be recognized until there is a sale or other disposition of the shares acquired under the Plan or in the event the participant should die while still owning the purchased shares.

If the participant sells or otherwise disposes of the purchased shares within two years after his or her entry date into the offering period in which the shares were acquired or within one year after the purchase date on which those shares were actually acquired, then the participant will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares on the purchase date exceeded the purchase price paid for those shares, and the Company will be entitled to an income tax deduction for the taxable year in which such disposition occurs, equal in amount to such excess.

If the participant sells or disposes of the purchased shares more than two years after his or her entry date into the offering period in which the shares were acquired and more than one year after the purchase date of the shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the lesser of (i) the amount by which the fair market value of the shares on the sale or disposition date exceeded the purchase price paid for those shares or (ii) the excess of the fair market value of the shares on the participant's entry date into that offering period over the purchase price which would have been paid for those shares had they been purchased on such entry date; and any additional gain upon the disposition will be taxed as a long-term capital gain. The Company will not be entitled to an income tax deduction with respect to such disposition.

If the participant still owns the purchased shares at the time of his or her death, the personal representative of the participant's estate must report as ordinary income in the year of the participant's death the lesser of (i) the amount by which the fair market value of the shares on the date of death exceeds the purchase price or (ii) the excess of the fair market value of the shares on the start date of the offering period in which those shares were acquired over the purchase price which would have been paid for those shares had they been purchased on that start date.

Accounting Treatment. Under the accounting principles which are now applicable to employee stock purchase plans such as the ESPP, the fair value of the discount for the stock purchased which is purchased under the ESPP is charged as a direct compensation expense to the Company's reported earnings over the discount period to which that option pertains. The fair value of the stock purchased is determined as of its purchase date.

The Board of Directors unanimously recommends a vote "FOR" approval of the amendment to the Employee Stock Purchase Plan.

Proposal 3: Ratification of Appointment Independent Registered Public Accounting Firm

The Audit Committee has appointed the independent registered public accounting firm of BDO Seidman, LLP to audit the accounts of the Company for the fiscal year ending December 31, 2008. Although this appointment is not required to be submitted to a vote of our shareholders, the Board of Directors believes it is appropriate to request that shareholders ratify this appointment If the shareholders do not ratify the appointment of BDO Seidman, the Audit Committee will investigate the reasons for shareholder rejection and the appointment will be reconsidered by the Audit Committee.

The Board of Directors unanimously recommends a vote "FOR" ratification of the appointment of BDO Seidman, LLP.

SHAREHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Shareholder proposals intended to be presented at FPU's 2009 annual meeting of shareholders must be received by us by December 3, 2008 for inclusion in our proxy statement and form of proxy card for that meeting pursuant to SEC Rule 14a-8. In order for a shareholder to bring other business before the 2009 annual meeting, we must receive timely advance notice of such business no later than February 13, 2009.

COMMUNICATING WITH THE COMPANY'S BOARD OF DIRECTORS

Shareholders can communicate with the members of the Company's Board of Directors by writing to: Board of Directors, Florida Public Utilities Company, 401 South Dixie Highway, West Palm Beach, Florida 33401. If a shareholder wishes to communicate with an individual director, the addressee should be the name of such director. At each Audit Committee meeting, the Secretary delivers to the Chairman of the Audit Committee all communications addressed to the Board of Directors received since the last meeting.

HOUSEHOLDING OF PROXIES

In accordance with SEC rules, the Company and some brokers may satisfy delivery requirements for annual reports and proxy statements with respect to two or more stockholders sharing the same address by delivering a single annual report and/or proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. Once you have received notice from the Company or your broker that materials will be householded to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report and/or proxy statement in the future, please notify your broker if your shares are held in a brokerage account or the Company if you hold registered shares. You can notify the Company, or at any time request a separate copy of our annual report or proxy statement, by sending a written request to Secretary, Florida Public Utilities Company, 401 South Dixie Highway, West Palm Beach, Florida 33401.

OTHER MATTERS

The Board of Directors knows of no other matters to be presented for consideration at the 2008 Annual Meeting. If any other matter shall properly come before the meeting, the persons named in the accompanying proxy card intend to vote on such matter in accordance with their judgment.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change and the cumulative total of shareholder return on the Company's common stock with the cumulative return on the Russell 2000 Index (Russell 2000) and Standard & Poor's Utilities Index (S&P Utilities) for the last five calendar years. These comparisons assume the investment of $100 in the Company's common stock and each of the indices on December 31, 2002 and the reinvestment of dividends. The stock price performance shown in the graph below should not be considered indicative of future stock performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Florida Public Utilities Company, The Russell 2000 Index And The S&P Utilities Index


$300
$250
$200
$150
$100
$50
$0

	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07
Florida Public Utilities Company	$100.00	$110.46	$138.38	$152.35	$152.70	$140.46
Russell 2000	$100.00	$147.25	$174.24	$182.18	$215.64	$212.26
S&P Utilities	$100.00	$126.26	$156.91	$183.34	$221.82	$264.81

Florida Public Utilities Company — Russell 2000 — S&P Utilities

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

www.researchdatagroup.com/S&P.htm

CORPORATE INFORMATION

DIRECTORS

ELLEN TERRY BENOIT
Investor
Palm Beach, FL

JOHN T. ENGLISH*
Florida Public Utilities Company
West Palm Beach, FL

RICHARD C. HITCHINS*
President, R. C. Hitchins & Co., P.A.
President, R.C. Hitchins Financial Services, Inc.
West Palm Beach, FL

DENNIS S. HUDSON III
Chairman and Chief Executive Officer of
Seacoast Banking Corporation of Florida
Stuart, FL

PAUL L. MADDOCK, JR.*
President of The Maddock Companies,
a Real Estate Holding & Investment Firm
Palm Beach, FL

TROY W. MASCHMEYER, JR.
President of Maschmeyer Concrete Co. of Florida
Lake Park, FL

**Member of Executive Committee*

EXECUTIVE OFFICERS

JOHN T. ENGLISH
Chairman of the Board, President, and Chief Executive Officer

CHARLES L. STEIN
Senior Vice President and Chief Operating Officer

GEORGE M. BACHMAN
Chief Financial Officer, Treasurer, and Corporate Secretary

SENIOR MANAGEMENT TEAM

WAYNE C. BONN
Director, Human Resources

P. MARK CUTSHAW
General Manager, Northeast Florida

DONALD E. KITNER
General Manager, Central Florida

DONALD R. MYERS
General Manager, Northwest Florida

BARRY D. KENNEDY
General Manager, South Florida

TERRY D. KNOWLES
Director, Information Technology

CHERYL M. MARTIN
Controller

JULIA K. PETTY
Director, Customer Relations

MARC L. SCHNEIDERMANN
Director, Corporate Services

MARC S. SEAGRAVE
Director, Marketing & Sales

CORPORATE INFORMATION

Independent Registered Public Accounting Firm

BDO Seidman, LLP
1601 Forum Place
Centurion Plaza Suite 904
West Palm Beach, FL

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449
www.amstock.com

Investor Contact and Information Requests

George Bachman
CFO, Treasurer and Corporate Secretary
P.O. Box 3395
West Palm Beach, FL 33402-3395
gbachman@fpuc.com

Corporate Headquarters

401 South Dixie Highway
West Palm Beach, FL 33401
Telephone: (561) 832-0872
www.fpuc.com

Notice of Annual Meeting

The Annual Meeting of Shareholders of Florida Public Utilities Company will be held Tuesday, May 13, 2008, 11:00 a.m., at the Corporate Headquarters.

Stock Exchange Listing

Common shares are traded on the American Stock Exchange under the symbol "FPU." As of December 31, 2007, there were approximately 3,972 holders of record of the Company's common stock. This is the 62nd consecutive year that the Company has paid a quarterly cash dividend.

Dividend Reinvestment Plan and Direct Deposit

An automatic dividend reinvestment plan is available to all Florida Public Utilities Company common stockholders. In addition, optional payments of up to $2,000 quarterly can also be invested.

The direct deposit of quarterly dividend checks is available to all shareholders upon completion of a direct deposit authorization agreement.

Information regarding the dividend reinvestment plan and the direct deposit of dividends can be obtained by contacting our transfer agent.

Form 10-K

A copy of the Company's annual report on Form 10-K, as filed with the Securities Exchange Commission, will be furnished to stockholders and interested investors free of charge upon written request to George Bachman, Corporate Secretary of the Company, at Corporate Headquarters.

2007 Annual Report

This annual report and the financial statements contained herein are submitted to the shareholders of the Company for their general information and not in connection with any sale or offer to sell, solicitation of any offer to buy, any securities.



Energy for Life

END

FLORIDA PUBLIC UTILITIES

2007 Annual Report, Notice of 2008 Annual Meeting & Proxy Statement